As filed with the Securities and Exchange Commission on    March 4    ,
1994                                   Registration No. 33-   51905

                            AMENDMENT NO. 1

                               TO

FORM S-1

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SUMMIT SECURITIES, INC.
(Exact name of registrant as specified
in governing instruments)

                  Idaho                            6799
     (State or other jurisdiction of   (Primary Standard Industrial
     incorporation or organization)     Classification Code Number)

                                           929 W. Sprague Avenue
                                             Spokane, WA 99204
               82-0438135                     (509) 838-3111
            (I.R.S. Employer           (Address, including zip code,
           Identification No.)             and telephone number,
                                          including area code, of
                                          registrant's principal
                                            executive offices)

C. Paul Sandifur, Jr.
President
Summit Securities, Inc.
929 W. Sprague Ave.
Spokane, WA 99204
(509) 838-3111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of proposed sale to the public:
As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /X/

          Total Number of Pages:    109
          Exhibit at Page:    103

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

SUMMIT SECURITIES, INC.

Cross Reference Sheet
Showing Location in Prospectus of Items of the Form


1.  Forepart of the Registration Statement and
    Outside Front Cover Page of Prospectus......   Outside Front Cover
                                                   Page
2.  Inside Front and Outside Back Cover Pages
    of Prospectus...............................   Inside Front Cover
                                                   Page
3.  Summary Information, Risk Factors and
    Ratio of Earnings to Fixed Charges..........   Prospectus Summary;
                                                   Summary Financial
                                                   Data;
                                                   Certain Investment
                                                   Considerations/
                                                   Risk Factors;
4.  Use of Proceeds.............................   Use of Proceeds
5.  Determination of Offering Price.............          *
6.  Dilution....................................          *
7.  Selling Security Holders....................          *
8.  Plan of Distribution........................   Plan of Distribution
9.  Description of Securities to be Registered..   Description of
                                                   Securities;
                                                   Description
                                                   of Certificates;
                                                   Description of
                                                   Capital
                                                   Stock; Description
                                                   of Preferred Stock
10. Interest of Named Experts and Counsel.......   Legal Matters;
                                                   Experts
11. Information with Respect to Registrant......   Front Cover Page;
                                                   Prospectus
                                                   Summary; The
                                                   Company;
                                                   Capitalization;
                                                   Summary Financial
                                                   Data; Management's
                                                   Discussion and
                                                   Analysis
                                                   of Financial
                                                   Condition and
                                                   Results of
                                                   Operations;
                                                   Business;
                                                   Management;
                                                   Principal
                                                   Shareholders;
                                                   Certain
                                                   Transactions;
                                                   Financial Statements
                                                   and Supplementary
                                                   Data

12. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities.................................   Indemnification


*Not applicable or negative.

PROSPECTUS
SUMMIT SECURITIES, INC.
        $40,000,000  Investment Certificates, Series A
            150,000 Shares Variable Rate Cumulative Preferred Stock, Series S-1 ($100 Per Share Offering Price and Liquidation Preference)

     The Investment Certificates, Series A ("Certificates") and the shares of Variable Rate Cumulative Preferred Stock, Series S-1 ("Preferred Stock") of Summit Securities, Inc. ("the Company") covered by this prospectus are being offered separately and not as units on a continuous, best efforts basis. The Certificates are unsecured indebtedness of the Company, senior in liquidation to the outstanding equity securities of the Company, including Preferred Stock to be issued hereunder, subordinate to the Company's collateralized debt and on a parity with all other outstanding Certificates issued by the Company, unsecured accounts payable and accrued liabilities. At the election of owners of Investment Certificates, Series A, interest will be paid monthly, quarterly, semi-annually or annually, or will remain with the Company to compound semi-annually. If annual payments of interest are elected, interest will not compound. Owners may elect to be paid monthly installments of the principal and interest pursuant to an amortization schedule selected by the owner. Interest rates, maturities, and minimum investment amounts, are set forth below. The Certificates will be issued in fully registered form in fractional denominations of $0.01 or multiples thereof at 100% of the principal amount paid. The Company reserves the right to change prospectively the interest rates, maturities, and minimum investment amounts on unsold Certificates. See "Description of Certificates".

    MINIMUM                     TERM TO                     ANNUAL
  INVESTMENT                   MATURITY                  INTEREST RATE
  ----------            ----------------------           -------------
                  (Investment Certificates, Series A)
    $ 1,000                  60  to 120 months               8.25%
    $ 1,000                  48  to  59 months               7.25%
    $ 1,000                  36  to  47 months               6.75%
    $   100                  24  to  35 months               6.50%
    $   100                  12  to  23 months               6.25%
    $ 1,000                   6  to  11 months               6.00%

     Preferred Stock distributions are cumulative and are to be declared monthly on the first business day of the month to shareholders of record as of the fifth calendar day of each month. Distributions are to be paid in cash on the twentieth calendar day of each month in an amount equal to the offering price of $100 per share multiplied by the distribution rate divided by twelve. The Board has authorized for an indefinite period, a distribution rate on the Preferred Stock of one percentage point above the Applicable Rate. The Applicable Rate means the greater of the "Treasury Bill Rate," the "Ten Year Constant Maturity Rate" or the "Twenty Year Constant Maturity Rate" plus one half of one percentage point determined immediately prior to the Declaration Date. In no event, will the Applicable Rate for any distribution period be less than 6% per annum nor greater than 14% per annum. See "Description of Preferred Stock-Distributions."

     The initial distribution rate for distributions payable on the
20th day of    April, 1994 is to be determined as of April 1, 1994.

     Preferred Stock may be redeemed, in whole or in part, at the option of the Company, at a price per share of $102 if redeemed prior to January 1, 1995, and of $100 per share thereafter plus, in each case, declared and unpaid dividends to the redemption date. Under certain limited circumstances, the Board of Directors may, in their sole discretion and without any obligation to do so, redeem shares tendered for redemption by stockholders. If redeemed, the price shall be at $97 per share during the first year after date of original issuance and $99 per share thereafter. See "Description of Preferred Stock-Redemption of Shares".

     As of September 30, 1993, the Company had outstanding approximately $21,959,000 (principal and compound and accrued interest) of Certificates and similar obligations, and approximately $23,000 (principal and accrued interest) of collateralized debt. The total liabilities of the Company ranking senior in liquidating preference to the Preferred Stock were approximately $22,254,000. Preferred Stock is junior to all debts of the Company including the Company's Investment Certificates, Series A, and preferred to the Company's common stock in liquidation.

     There are no limitations on the Company's ability to incur additional secured indebtedness. There is no trading market for the Certificates or the Preferred Stock and none is expected to be established in the future. See "Certain Investment Considerations-Risk Factors". A list of persons willing to sell or purchase preferred stock of the parent company, Metropolitan, has been maintained by the Company's broker-dealer affiliate as a convenience to holders of the parent company's preferred stock. The Company will use its best efforts to make this listing available for Preferred Stock offered hereunder following completion of this offering. This offering of Certificates and Preferred Stock is subject to withdrawal or cancellation by the Company without notice. No minimum amount of Certificates or Preferred Stock must be sold.

     The Certificates and Preferred Stock offered hereby involve significant investor considerations which should be analyzed prior to any investment decision. See "Certain Investment Considerations-Risk Factors".

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               PRICE             SALES          PROCEEDS TO
             TO PUBLIC      COMMISSIONS (1)   THE COMPANY (2)
Per
Certificate  100%          .25% to 5%           99.75% to 95%
Total:       $40,000,000   $100,000-$2,000,000  $38,000,000-$39,900,000

Per
Preferred
Share        $100          0% to 5%             100% to 95%
Total:       $15,000,000   None - $750,000      $15,000,000-$14,250,000


     (1) There is no sales charge to the investor. The Company will reimburse Metropolitan Investment Securities, Inc., an affiliated company, for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of Certificates depend upon the terms of the sale and upon whether the sales are renewals or new purchases. See "Plan of Distribution".

     (2)  Before deducting expenses estimated at $165,000.

     The Certificates and Preferred Stock are being offered for sale on a continuous, best efforts basis, directly to investors through Metropolitan Investment Securities, Inc., which is the exclusive sales agent for the publicly issued securities of the Company and its parent company, Metropolitan Mortgage & Securities Co., Inc. No offering will be made pursuant to this prospectus subsequent to January 31, 1995. The offering is subject to Schedule E of the Bylaws of the National Association of Securities Dealers, Inc. See "Plan of Distribution".

     The date of this prospectus is    March          , 1994.

INSIDE FRONT COVER PAGE OF PROSPECTUS, REFER TO GRAPH APPENDIX ITEM 1

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sales made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission. Such reports can be inspected at the public reference facilities maintained by the Commission in Washington, D.C. at 450 5th Street, N.W., Judiciary Plaza, Washington, DC 20549 and at the public reference facilities in the New York Regional Office, 7 World Trade Center, Suite 1300, New York, NY 10048, and Chicago Regional Office, Northwest Atrium Center, Suite 1400, 500 West Madison Avenue, Chicago, IL 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 5th Street N.W., Judiciary Plaza, Washington, DC 20549 at prescribed rates.

     The Company has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement under the Securities Act of 1933 with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, including the exhibits filed or incorporated as a part thereof, which may be examined without charge at the Public Reference Room of the Commission in Washington, D.C., or copies of which may be obtained from the Commission upon payment of the prescribed fees.

TABLE OF CONTENTS

                                                         Page

Available Information.............................

Prospectus Summary ...............................

Summary Financial Data............................

Certain Investment Considerations-Risk
Factors...........................................

Description of Securities.........................

    Description of Certificates..................
    Description of Capital Stock.................
    Description of Preferred Stock...............

Legal Matters.....................................

Experts...........................................

Plan of Distribution..............................

Use of Proceeds...................................

Capitalization....................................

Selected Financial Data...........................

Management's Discussion and Analysis of
Financial Condition and Results of
Operations........................................

Business..........................................

Management........................................

Executive Compensation............................

Indemnification...................................

Principal Shareholders............................

Certain Transactions..............................

Index to Financial Statements.....................

PROSPECTUS SUMMARY

     This summary is qualified in its entirety, and should be read in conjunction with the detailed information and financial statements appearing elsewhere in this prospectus. This offering involves certain considerations to prospective investors which are set forth in "Description of Securities" and "Certain Investment Considerations-Risk Factors".

The Company

     Summit Securities, Inc. (the "Company") was incorporated under the laws of the State of Idaho on July 25, 1990. Its Articles of
Incorporation provide that its existence is perpetual. The Company is a wholly-owned subsidiary of Metropolitan Mortgage & Securities Co., Inc., a Washington corporation ("Metropolitan").

     The Company is engaged, nationwide, in the business of acquiring, holding and selling real estate receivables (hereafter "Receivables"). The Company invests in Receivables using funds generated from Receivable cash flows, and the sale of Certificates and Preferred Stock. The Company's Receivable investments are acquired through its parent company, Metropolitan, which performs the underwriting and review procedures. Its Receivables are serviced through an affiliate, Spokane Mortgage Company, doing business under the trade name MetWest Services. The Company may also engage in other businesses or activities without restriction in accordance with the provisions of its Articles of Incorporation.

        The Company, its parent company and C. Paul Sandifur, Jr. (President and CEO of the Company and of Metropolitan) are currently negotiating a possible reorganization which would involve the sale of the Company to C. Paul Sandifur, Jr. See "Certain Transactions".

     The Company's principal offices are located at 929 West Sprague Avenue, Spokane, Washington 99204. Its telephone number is (509)
838-3111. The Company also maintains offices at 1000 Hubbard, Coeur d'Alene, Idaho.

The Offering
INVESTMENT CERTIFICATES:

The Offering . . . . $40,000,000 of Certificates due from six months to one hundred twenty months after date of issue, as selected by the purchaser. See "Description of Certificates." There is no minimum amount which must be sold.

The Certificates . . . . The Certificates are unsecured indebtedness of the Company which will rank equally with the Company's other unsecured obligations. At September 30, 1993, the Company had outstanding approximately $21,959,000 (principal and compounded and accrued interest) of certificates and similar obligations and approximately $23,000 (principal and accrued interest) of collateralized debt. The Certificates are not insured by any governmental or private agency nor are they guaranteed by the Company's parent corporation, Metropolitan.

Use of Proceeds . . . . To provide funds for Receivable investments, other investments, retiring maturing certificates, preferred stock dividends and for general corporate purposes which may include acquisition of affiliates as part of a corporate reorganization. See "Use of Proceeds" and "Certain Transactions."

Principal and Interest Payments . . . . Interest will be paid monthly, quarterly, semiannually or annually (without compounding) or if remaining with the Company to compound semiannually, as selected by the holder of the Certificates. Holders may elect to be paid equal monthly installments of principal and interest pursuant to an amortization schedule selected by the holder. The stated rates of interest on unissued Certificates offered hereby may be changed from time to time by the Company, but any such change shall not affect the rate of interest on any Certificates issued prior to the change. See "Description of Certificates."

Trustee . . . . West One Bank, Idaho, N.A. See "Description of
Certificates".

PREFERRED STOCK:

Offering . . . . 150,000 shares of Variable Rate Cumulative Preferred
Stock, $10 par value, Series S-1, (the "Preferred Stock"), being offered on a continuous basis at $100 per share.

Distributions. . . . Distributions (which may be classified as dividends or returns of capital for federal income tax purposes) on Preferred Stock offered hereunder are cumulative from the date of issue and, when and as declared, are payable monthly at the rates described on the cover page of the Prospectus based on the price of $100 per share. See "Description of Preferred Stock-Distributions".

Liquidation Rights . . . . $100 per share of Preferred Stock, plus declared and unpaid dividends and junior to all debts of the Company. See "Description of Preferred Stock - Liquidation Rights".

Redemption Upon Call by the Company . . . . The shares of Preferred
Stock are redeemable, in whole or in part, at the option of the Company, upon not less than 30 nor more than 60 days' notice by mail, at a redemption price of $102 per share, if redeemed prior to January 1, 1995 and $100 per share if redeemed thereafter, plus, in each case, accrued and unpaid dividends to the date fixed for redemption. See "Description of Preferred Stock-Redemption of Shares".

Discretionary Redemption Upon Request of Holder . . . . Subject to
certain limitations, the Company may, in its sole discretion, accept shares of Preferred Stock for redemption upon the receipt of unsolicited written requests for redemption of blocks of shares from any holder. Redemption prices in such event will be $97 per share if the redemption occurs during the first year after the date of original issuance of the shares and $99 per share thereafter plus, in each case, any declared but unpaid dividends. The Company will not redeem shares at the holder's request during the first three years after the initial sale of such shares except in those cases involving the death or major medical emergency of the holder or any joint holder. Any such discretionary redemptions will also depend on the Company's financial condition, including its liquidity position. See "Description of Preferred Stock - Redemption of Shares". The Company, through its affiliated broker/dealer, intends to use its best efforts to maintain an in-house trading list for holders of Preferred Stock following the termination of the offering. See "Certain Investment Considerations-Risk Factors".

Voting Rights . . . . The holders of Preferred Stock have no voting rights except (i) as expressly granted by the State of Idaho law and
(ii) in the event distributions payable on Preferred Stock are in arrears in an amount equal to twenty-four or more full monthly distributions, or more per share. See "Description of Preferred Stock-Voting Rights".

Use of Proceeds . . . . Provide funds for Receivables investments, other investments, retiring maturing certificates, preferred stock dividends and for general corporate purposes which may include the acquisition of affiliates as part of a corporate reorganization. See "Use of Proceeds" and "Certain Transactions".

Federal Income Tax Considerations. . . . In the event the Company has earnings and profits for federal income tax purposes in any future year, the distributions paid in that year will constitute taxable income to the recipient to the extent of such earnings and profits. The Company is unable to predict the future character of its distributions. The Company will treat distributions made with respect to Preferred Stock in a manner similar to other dividends and distributions. Under current income tax law, such items are not deductible to the Company in computing taxable income. The Company believes that distributions made with respect to Preferred Stock will be characterized as tax free returns of capital for federal income tax purposes to the extent that the Company has no current or accumulated earnings and profits as computed for federal income tax purposes. Such distributions are tax free to both corporate and individual holders to the extent of their basis in the stock. Distributions in excess of the holder's basis are considered capital gain income. In the event a holder of Preferred Stock disposes of the stock in a taxable sale or exchange, taxable gain may be recognized by the holder to the extent prior distributions were a tax-free return of capital. Corporations generally can exclude 70% of taxable dividends received in any year (which may be reduced if it uses debt to acquire or continue to carry the Preferred Stock). Purchasers are advised to consult their own tax advisors with respect to the federal income tax treatment of distributions made. See "Description of Preferred Stock-Federal Income Tax Consequences of Distributions."

                                    SELECTED FINANCIAL DATA

     The financial data shown below as of and for the years ended September 30, 1993, 1992, 1991 and for the period July 25, 1990 (date of incorporation) through September 30, 1990 (other than the Ratio of Earnings to Fixed Charges) have been derived from, and should be read in conjunction with, the Company's financial statements and related notes appearing elsewhere herein.  The financial statements as of and for the year ended September 30, 1993 have been audited by Coopers
& Lybrand.  The financial statements as of and for the years ended September 30, 1992, and 1991 and for the period July 25, 1990 (date of incorporation) through September 30, 1990, have been
audited by BDO Seidman.    The financial data shown below as of December 31, 1993 and for the three month periods ended December 31, 1993 and 1992 (other than the Ratio of Earnings to fixed charges) have been derived from and should be read in conjunction with the Company's unaudited condensed financial statements and related notes appearing elsewhere herein.
                                                                                       July 25, 1990
                                                                                          (Date of
                        Three Months Ended     Year Ended   Year Ended   Year Ended     Incorporation)
                         December 31,         September 30,September 30,September 30,      Through
                    1993          1992                                                  September 30,
                                                  1993         1992         1991            1990
INCOME STATEMENT DATA:

Revenues                  $743,156   $528,283    $ 2,815,624   $ 2,435,843   $1,026,405   $    8,229
                          ========   ========     ==========    ==========   ==========   ==========
Income before
 extraordinary item       $ 42,384   $ 13,157    $   283,107   $   611,595   $  238,205   $    5,345
Extraordinary item (1)          --         --             --        49,772           --           --
                          --------   --------     ----------    ----------   ----------   ----------
Net Income                $ 42,384   $ 13,157    $   283,107   $   661,367   $  238,205   $    5,345
                          ========   ========     ==========    ==========   ==========   ==========
Weighted average number
 of common shares
 outstanding                20,000     20,000         20,000        20,000       20,000       20,000

Per Common Share Data:
Income before
 extraordinary
 item                       $ 2.12     $  .66    $     14.15   $     30.58   $    11.91    $     .27
Extraordinary item              --         --             --          2.49           --           --
                           -------    -------     ----------    ----------   ----------   ----------
Net income                  $ 2.12     $  .66    $     14.15   $     33.07   $    11.91    $     .27
                           =======    =======     ==========    ==========   ==========   ==========
Ratio of Earnings
 to Fixed
 Charges:                     1.11       1.05           1.24          1.53         1.37           --

BALANCE SHEET DATA:
Due from/(to) Parent
 Company, net          $ 1,115,081               $ 1,710,743   $  (400,365) $(5,528,617)  $  (22,010)
Total Assets           $27,985,426               $25,441,605   $17,696,628  $16,718,823   $2,027,355

Debt Securities
 and Other
 Debt Payable          $24,488,991               $21,982,078   $14,289,648  $ 8,451,106           --

Stockholder's Equity   $ 3,230,408               $ 3,188,024   $ 2,904,917  $ 2,243,550   $2,005,345

(1) Benefit from utilization of net operating loss carryforwards.

          CERTAIN INVESTMENT CONSIDERATIONS - RISK FACTORS

General

     1. Limited Operating History: The Company was incorporated on July 25, 1990, and has been engaged in profitable business operations since December 1990. Due to such limited operating history no assurances can be given as to the continued profitability of the Company, nor are there any guarantees of performance of the Receivables described herein, although the Company's officers who are also officers and/or directors of Metropolitan have had extensive experience in the purchase and servicing of such Receivables. See "Business", "Management", and "Certain Transactions". The Company's ability to pay the principal and interest on the Certificates as they become due and dividends on Preferred Stock will depend on the Company's continued profitability, measured principally by its ability to maintain a positive interest spread between the rates on the Certificates and the returns on its investments.

     2. Impact of Interest Rates and Economic Conditions: The results of operations for financial institutions, including the Company, may be materially and adversely affected by changes in prevailing economic conditions, including changes in interest rates. Rates paid on certificates tend to rise more quickly in a rising interest rate environment than do rates on Receivables. Presently, however, the Company's interest sensitive assets will reprice more quickly in 1994 than its interest sensitive liabilities. Additionally, the extent to which borrowers prepay loans is affected by prevailing interest rates. When interest rates increase, borrowers are less likely to prepay loans, whereas when interest rates decrease, borrowers are more likely to prepay loans. Prepayments may or may not adversely affect the levels of Receivables retained in the Company's portfolio, as well as its net interest income. See "Business - Real Estate Receivable Investments - Yield and Discount Considerations". Recently, the interest rate environment has been one of declining rates and a steep "yield curve". That is, long-term rates are significantly higher than short-term rates. This environment has had a positive effect on the Company's profitability. It is unlikely, however, that this favorable interest rate environment will continue indefinitely. The Company is exposed to the risk that its interest expense may rise more quickly than its interest income. Currently, the Company's assets reprice sooner than do its liabilities and, therefore, the Company's net interest margin may increase if interest rates increase. Conversely, if interest rates decrease, the Company's net interest income would likely decrease. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations - Asset/Liability Management."

     3. Dependence Upon Parent Corporation and Management: All decisions with respect to the day-to-day management of the Company will be made exclusively by its officers, who are also officers and/or directors of Metropolitan, the Company's parent, which is responsible for the selection and acquisition of Receivables, the servicing and management of such Receivables, and other administrative services for the Company. These arrangements are expected to continue indefinitely. See "Certain Transactions." However, the Company is not contractually restricted from obtaining these services from outside sources. The Receivables acquired through Metropolitan consist of those considered acceptable by Metropolitan for its own portfolio but considered excess to Metropolitan's needs. See "Business". Through September 30, 1993, the Receivables were purchased by the Company at Metropolitan's cost of acquisition. Metropolitan may charge an underwriting fee to the Company for underwriting services in connection with such transactions in the future.

     4. Conflicts of Interest: Since the Company and Metropolitan are affiliated and all of the Company's officers and directors are also officers and directors of Metropolitan, certain conflicts of interest may arise between the companies. The purchasers of the Certificates and Preferred Stock must, to a great extent, rely on the integrity and corporate responsibilities of the Company's officers and directors to assure themselves that they will not abuse their discretion in selecting Receivables for purchase from Metropolitan, and in making other business decisions. The officers and directors expect to devote as much time as necessary to the affairs of the Company. See Note 7, Financial Statements. The Company may compete with Metropolitan in the acquisition of Receivables. Metropolitan will also be entitled to receive dividends from the Company except to the extent that applicable corporate law prohibits the payment of dividends if the effect would be the insolvency of the Company. There is otherwise no legal obligation for Metropolitan to maintain the Company's net worth or to support the
Company's operations.    Currently, the Company, its parent company and
C. Paul Sandifur, Jr. are negotiating a reorganization which would involve the sale of the Company to C. Paul Sandifur, Jr. See "Certain Transactions." Currently, Mr. Sandifur has effective control over Metropolitan and through Metropolitan has effective control of its subsidiaries including the Company. Following this proposed reorganization, Mr. Sandifur would have direct control of the Company. If this transaction is consummated, it is anticipated that there would be no change in the directors. If this transaction is consummated, it is anticipated that the current officers of the Company would resign and new officers, who would not be officers of Metropolitan would be elected. It is anticipated that these newly elected officers would continue to be employees of Metropolitan. It is not anticipated that this proposed reorganization or change in officers would materially effect the management, operations or conflicts of interest as described above, but the actual impact cannot be predetermined.

     5. Use of Leverage and Related Indebtedness: The Company's primary sources of new financing for its operations are the sale of certificates and preferred stock. See Business - Method of Financing and Management's Discussion and Analysis of Financial Condition and Results of Operations. The Company's principal sources of cash flow include Receivable payments and proceeds from the sale of certificates and preferred stock. To the extent the Company's cash flow is insufficient or unavailable for the payoff of certificates which mature during the period ending January 31, 1995, portions of the net proceeds from this Certificate and Preferred Stock offering may be used for such purpose. See "Use of Proceeds". Approximately $1,918,000 in principal
amount of    Investment Certificates     will mature between January
31, 1994 and January 31, 1995.    It has been the Company's experience
that the majority of the Investment Certificates are sold with a five year maturity. The Company was established less than five years ago. Therefore, it has not yet experienced significant levels of maturities of outstanding Investment Certificates. The cash flow from the existing assets has been adequate during the past three years to satisfy the
demand for payment of maturing investment certificates.     The
Company's ability to repay its other outstanding obligations, including those created by the sale of the securities described herein, may be contingent upon the success of future public offerings of certificates and preferred stock.

         The Company, its parent company and C. Paul Sandifur, Jr. are currently negotiating a possible reorganization which would involve the sale of the Company to C. Paul Sandifur, Jr. followed by the sale of Old Standard to the Company. The proposed transaction is in formative stages, however, it is not currently anticipated that the sale of the Company to Mr. Sandifur would materially effect the leverage of the Company. It is currently anticipated that the second step in the proposed transaction, which involves the sale of Old Standard to the Company would approximately double the leverage of the Company on a consolidated basis. No assurance is made that the transaction will occur as currently proposed. See "Certain Transactions."

     6.   Concentration of Investments in Real Estate Receivables:
Approximately 77% of the Company's assets at September 30, 1993 were invested in Receivables. As of that date approximately 67% of such investments were secured by first position liens with 33% secured by second or lower position liens. Although there exists a generally inherent greater risk of loss with respect to non-first position lien receivables, generally higher yields are required for such investments. See "Business - Investment in Real Estate Secured Receivables." As of September 30, 1993, approximately 21% of the Receivable portfolio was collateralized by real estate located in the Pacific Northwest (Washington, Oregon, Idaho and Montana) and approximately 9% by property located in California and approximately 27% by property
located in Hawaii.    The receivables located in Hawaii are principally
timeshare receivables which were purchased from an affiliate in December, 1992. These receivables were subsequently sold to Metropolitan on February 18, 1994. The original purchase and subsequent sale were at a price equal to 100% of the face amount of the
outstanding receivables at the respective sale dates.      See Note 2,
Financial Statements, and "Business-Plan of Operation-Method of Financing." All such Receivable investments are subject to a risk of the obligor's default on the obligation and loss in the event of foreclosure. The risk of default or loss on resale can be affected by changes in general or local economic conditions, property values, changes in zoning, land use, environmental laws and other legal restrictions including restriction and timing on methods of foreclosure.

Relative to Certificates

     1. Lack of Indenture Restrictions and Related Indebtedness: The Indenture pursuant to which the Certificates are issued does not restrict the Company's ability to issue additional certificates or to incur other debt. Neither does the Indenture require the Company to maintain any specified financial ratios, minimum net worth or minimum working capital. The Certificates are senior in liquidation to all outstanding equity securities of the Company, are subordinate only to the Company's collateralized debt and are on a parity with all other outstanding certificates, unsecured accounts payable and accrued liabilities. There are no limitations on the Company's ability to incur collateralized debt. As of September 30, 1993, the Company's collateralized debt and related accrued interest amounted to $23,000. There was $20,082,000 of principal plus compounded and accrued interest of $1,877,000 on outstanding certificates on September 30, 1993.

     2. Absence of Insurance and Guarantees: The Certificates are neither insured by the Company's parent, nor any governmental agency (as are certain investments in financial institutions such as banks, savings and loans or credit unions) nor are they guaranteed by any public agency or private entity. It should also be noted that the Company is not subject to any generally applicable governmental limitations on its own borrowing. In these respects, the Company is similar to most other commercial enterprises which sell debt to public investors, but dissimilar to those financial institutions providing insurance against the risk of loss to investors. The investment risk in the Certificates is thus higher than the risk incurred by investors in such insured financial institutions. There are no provisions for a sinking fund for repayment of the Certificates.

     3. Absence of Trading Market/Liquidity: It is not anticipated that a trading market for the Certificates will develop. The Certificates are not subject to redemption prior to maturity. Prepayments pursuant to the "prepayment on death" provision described in "Description of Certificates" or upon mutual agreement between the Company and the Certificateholders will not constitute redemptions. Prospective investors should carefully consider their needs for liquidity before investing in the Certificates and upon investing, should be prepared to hold the Certificates until maturity. See "Description of Securities".

Relative to Preferred Stock

     1. Effect of Certain Subordination and Liquidation Rights: The liquidation preference of Preferred Stock offered herein is $100 per share. In the event of liquidation of the Company, outstanding shares of Preferred Stock are at parity with the liquidation preference of all other series of preferred stock of the Company which may be outstanding, and are subordinate to all outstanding debt of the Company including its Certificates. Preferred Stock is preferred in liquidation to the Company's common stock. As of September 30, 1993, total assets of the Company were approximately $25,442,000 and the total liabilities of the Company ranking senior in liquidation preference to Preferred Stock were approximately $22,254,000.

        The preference in liquidation would not necessarily be applicable to terms afforded Preferred Stock in the event of other extraordinary corporate events such as the sale of substantially all its assets, capital restructuring, merger, reorganization and bankruptcy. The outcomes thereof could be subject to negotiation among all interested parties and/or court determinations and are not presently determinable. In such circumstances Preferred Stock would not necessarily enjoy any preference over terms available to common stock, or even be as favorable.

     2. Federal Income Tax Considerations: To the extent that the Company may not have current or accumulated earnings and profits as computed for federal income tax purposes, the Company believes that distributions made with respect to Preferred Stock would be characterized as tax free returns of capital for federal income tax purposes. A tax free distribution reduces a shareholder's basis to the extent of the distribution received. Such distributions are tax free to both corporate and individual holders to the extent of their basis in the stock. Distributions in excess of the holder's basis are considered capital gain income. In the event a holder of Preferred Stock disposes of the stock in a taxable sale or exchange, taxable gain may be recognized by the holder to the extent prior distributions were a tax-free return of capital. In the event the Company has earnings and profits for federal income tax purposes in any future year, the distributions paid in that year will constitute taxable income to the recipient to the extent of such earnings and profits. Corporate holders generally can exclude 70% of taxable dividends received in any year (which will be reduced if it has debt that is directly attributable to the holder's investment in the Preferred Stock). The Company is unable to predict the future character of its distributions. Purchasers are advised to consult their own tax advisors with respect to the federal income tax treatment of distributions made. See "Description of Preferred Stock-Federal Income Tax Consequences of Distributions."

     3.   Limited Marketability of Shares:    The Preferred Stock has
no sinking fund, mandatory redemption or maturity date, nor any other provision for retirement or redemption or pay off apart from preference over common stock in a final liquidation of the Company. Also See
"Limitations on Redemptions and Distributions".    The Preferred Stock
is not expected to be traded on any National or Regional Stock Exchange and no independent public market for Preferred Stock is anticipated.
At present, management does not anticipate applying for a listing for such public trading. In order to provide the parent company's preferred shareholders with some liquidity, the Company's broker/dealer affiliate has operated an in-house trading list to match buyers and sellers of the parent company's preferred stock. The Company will use its best efforts to make this listing available for the Preferred Stock offered hereunder following completion of this offering. With limited exceptions, the Company has established a policy that all preferred shareholders must place their shares for sale on the in-house trading list for 60 consecutive days before the Company will entertain a request for redemption. There is no assurance that the shares will be sold within the 60 day period. There is no assurance that the Company will redeem the shares if they have not sold within the 60 day period.
   Therefore, a prospective purchaser should not rely on this in-house trading list or the Company's discretionary redemption provisions as assurance that such shares could ever be sold or redeemed. The Company
may discontinue this system at anytime.     There can be no assurance
that this system will    continue to     operate, nor that it will
provide liquidity comparable to securities traded on recognized public stock exchanges. See "Description of Preferred Stock-Redemption of Shares".

     4. Control by Common Shareholders: The Common Stock is the only class of the Company's stock carrying voting rights. Common stockholders now hold, and upon completion of this offering will continue to hold, effective control of the Company except as described below. The Board resolution authorizing the Preferred Stock provides that in the event distributions payable on any shares of preferred stock, including the Preferred Stock offered hereunder, are in arrears in an amount equal to twenty four full monthly dividends or more per share, then the holders of Preferred Stock and all other outstanding preferred stock shall be entitled to elect a majority of the Board of Directors of the Company. Preferred Stock shareholders may also become entitled to certain other voting rights as required by law. See "Description of Preferred Stock-Voting Rights".

     5.   Limitations on Redemption and Restrictions on Distributions:
Preferred Stock is designed as a long term investment in the equity of the Company, not as a short-term liquid investment. The Preferred Stock is redeemable solely at the option of the Company, and with limited exceptions is specifically not redeemable for 3 years following its purchase. In addition, the Company may not purchase or acquire any shares of Preferred Stock in the event that cumulative dividends thereon have not been paid in full except pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock. See "Description of Preferred Stock-Redemption of Shares". The Company is restricted from making distributions on Preferred Stock in the event that any distributions to which the holders of other series of preferred stock are entitled to have not been paid. See "Description of Preferred Stock-Distributions."

                      DESCRIPTION OF SECURITIES

Description of Certificates

     The Certificates will be issued under a Trust Indenture, as amended, dated as of November 15, 1990, between the Company and West One Bank, Idaho, N.A. as Trustee (the "Trustee"). The following statements under this caption relating to the Certificates and the Indenture are summaries and do not purport to be complete. Such summaries are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is incorporated in this Prospectus by reference.

General

     The Certificates will represent general unsecured obligations of the Company and will be issued in fully registered form without coupons, in fractional denominations of $0.01 or more. The Certificates will be sold at 100% of the principal amount, subject to the stated minimum investment amount requirements. The Certificates will have the maturities and the interest rates set forth on the cover page of this Prospectus. The stated interest rates, maturities, minimum investment amounts and incremental denominations of unissued Certificates may be changed at any time by the Company. Any such change will have no effect on the terms of the previously sold certificates.

     Certificates may be transferred or exchanged for other Certificates of the same series of a like aggregate principal amount, subject to the limitations provided in the Indenture. No service charge will be made for any transfer or exchange of Certificates. The Company may require payment of taxes or other governmental charges imposed in connection with any such transfer or exchange. Interest will accrue at the stated rate from date of issue until maturity. The Certificates are not convertible into capital stock or other securities of the Company.

     The Certificates are not subject to redemption prior to maturity, but may be prepaid pursuant to the prepayment on death provision
described below or    in limited circumstances involving an investor's
demonstrated financed hardship, and subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering, the Company may, in its sole discretion, entertain a request for an early payout of a Debenture upon terms mutually agreed to by the holder of the Debenture and the Company. Such early payout requests, when received, are reviewed on a first come first served basis and are subject to review by the Company's Executive Committee.

Payment of Principal and Interest

     Interest will be payable in cash to the Certificateholder(s) under one of several plans of interest payment. The purchaser may elect to have interest paid on a monthly, quarterly, semiannual or annual basis, without compounding or elect to accumulate interest with compounding semiannually at the stated interest rate. Certificateholders make the interest payment election at the time of purchase of the Certificates. The interest payment election may be changed at any time by written notice to the Company. Under the compounding option, the Certificateholder(s), upon written notice to the Company, may withdraw the interest accumulated during the last two completed semiannual compounding periods as well as the interest accrued from the end of the last compounding period to the date the Company receives the notice. Amounts compounded prior to the last two compounding periods are available only at maturity.

     At the election of the Certificateholder at the time of investment, and subject to the minimum term and investment requirements set forth on the cover page of this Prospectus, level monthly installments comprised of principal and interest will be paid to the Certificateholder commencing 30 days from the issue date of the Certificate until maturity. The amount of each installment will be determined by the amortization term designated by the Certificateholder at the time the Certificate is purchased. The minimum amortization term is 60 months.

     Certificateholders will be notified in writing approximately 30 days prior to the date their Certificates will mature. The amounts due on maturity are placed in a separate non interest-bearing bank trust account until paid to the Certificateholder(s). Certificates do not earn interest after the maturity date. Unless otherwise requested by the Certificateholder, the Company will pay the principal and accumulated interest due on the matured certificate to the Certificateholder(s) in cash at the Company's main office, or by check mailed to the address of the Certificateholder(s).

Prepayment on Death

     In the event of the death of a registered owner of a Certificate, any party entitled to receive some or all of the proceeds of the Certificate may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive equal monthly installments. Interest will continue to accrue on the declining principal balance of such portion. No interest penalties will be assessed. Any request for prepayment shall be made to the Company in writing and shall be accompanied by the Certificate and evidence satisfactory to the Company of the death of the registered owner or joint registered owner. Before prepayment, the Company may require the submission of additional documents or other material which it may consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances which, in the Company's discretion, it considers necessary to the fulfillment of its obligations.

Related Indebtedness

     The Indenture pursuant to which the Certificates are issued does not restrict the Company's ability to issue additional Certificates or to incur other debt. The Indenture does not require the Company to maintain any specified financial ratios, minimum net worth or minimum working capital. Certificates will not be guaranteed or insured by any governmental or private agency. The Certificates offered hereby are senior in liquidation to all outstanding equity securities of the Company. They are subordinate to the Company's collateralized debt and are on a parity with all other outstanding certificates, unsecured accounts payable and accrued liabilities. The amount of outstanding certificates on September 30, 1993, (including compounded and accrued interest) was $21,959,000. There are no limitations on the Company's ability to incur collateralized debt. Collateralized debt outstanding on that date of $23,000 (principal and accrued interest) consisted primarily of senior liens on the real estate collateral for the Company's real estate receivables.

     West One Bank, the Trustee, is obligated under the Indenture to oversee and, if necessary, to take action to enforce fulfillment of the Company's obligations to Certificateholders. The Trustee is a national banking association headquartered in Boise, Idaho, with a combined capital and surplus in excess of $200,000,000. The Company and certain of its affiliates maintain deposit accounts with and expect to, from time to time, borrow money from the bank and conduct other banking transactions with it. At September 30, 1993 and as of the date of this Prospectus, no loans from the Trustee were outstanding. In the event of default, the Indenture permits the Trustee to become a creditor of the Company and does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness.

Rights and Procedures in the Event of Default

     Events of Default include the failure of the Company to pay interest on any Certificate for a period of 30 days after it becomes due and payable; the failure to pay the principal or any required installment thereof of any Certificate when due; the failure to perform any other covenant in the Indenture for 60 days after notice; and certain events in bankruptcy, insolvency or reorganization with respect to the Company. Upon the occurrence of an Event of Default, either the Trustee or the holders of 25% or more in principal amount of Certificates then outstanding may declare the principal of all the Certificates to be due and payable immediately.

     The Trustee must give the Certificateholders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The Trustee may withhold such notice if it determines in good faith that such withholding is in the best interest of the Certificateholders, except if the default consists of failure to pay principal or interest on any Certificate.

     Subject to certain conditions, any such default, except failure to pay principal or interest when due, may be waived by the holders of a majority (in aggregate principal amount) of the Certificates then outstanding. Such holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any power conferred on the Trustee, except as otherwise provided in the Indenture. The Trustee may require reasonable indemnity from holders of Certificates before acting at their direction.

     Within 120 days after the end of each fiscal year the Company must furnish to the Trustee a statement of certain officers of the Company concerning their knowledge as to whether or not the Company is in default under the Indenture.

Modification of the Trust Indenture

     Certificateholders' rights may be modified with the consent of the holders of 66 2/3% of the outstanding principal amounts of Certificates, and 66 2/3% of each series specially affected. In general, no adverse modification of the terms of payment and no modification reducing the percentage of Certificates required for modification is effective against any Certificateholder without his or her consent.

Restrictions on Consolidation, Merger, etc.

     The Company may not consolidate with or merge into any other corporation or transfer substantially all its assets unless either the Company is the continuing corporation formed by such consolidation, or into which the Company is merged, or the person acquiring by conveyance or transfer of such assets shall be a corporation organized and existing under the laws of the United States or any state thereof which assumes the performance of every covenant of the Company under the Indenture and certain other conditions precedent are fulfilled. The Indenture contains no other provisions or covenants which afford holders of the Certificates special protection in the event of a highly leveraged buyout transaction.

DESCRIPTION OF CAPITAL STOCK

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available, and upon liquidation or dissolution of the Company are entitled to receive all assets available for distribution to common shareholders. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of Common Stock are fully paid and nonassessable. Currently, Metropolitan holds 100% of the Common Stock of the Company.

DESCRIPTION OF PREFERRED STOCK

     This offering consists of 150,000 shares of Variable Rate Cumulative Preferred Stock, Series S-1 (hereinafter referred to as "Preferred Stock"). All of the shares of Preferred Stock offered by the Company, hereby, when issued and sold against the consideration set forth in the prospectus will be validly issued, fully paid and nonassessable. The relative rights and preferences of Preferred Stock have been fixed and determined by the Board of Directors of the Company and are set forth in the Preferred Stock Authorizing Resolution (the "Authorizing Resolution").

     The following statements relating to the Preferred Stock are summaries and do not purport to be complete and are qualified in their entirety by reference to the Preferred Stock Authorizing Resolution, a copy of which has been filed with the Commission as an exhibit to the Registration Statement and is also available for inspection at the principal office of the Company.

Distributions

     Distributions on Preferred Stock are cumulative and are to be declared monthly on the first business day of the month payable to the shareholders of record as of the fifth calendar day of each month commencing on the month following commencement of the offering. Distributions are to be paid in cash on the twentieth calendar day of each month in an amount equal to the offering price of $100 per share multiplied by the distribution rate divided by twelve. The distribution rate will be the "Applicable Rate" as defined herein subject to the authority of the Company's Board of Directors to authorize, by resolution, a higher rate.

     The Applicable Rate for any monthly distribution period cannot be less than 6% or greater than 14% per annum. The Applicable Rate for any monthly distribution period shall be (i) the highest of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Twenty-Year Constant Maturity Rate (each as hereinafter defined), (ii) plus one half of one percentage point. Should the Company determine in good faith that one or more of such rates cannot be determined for any distribution period, then the Applicable Rate of such period shall be the higher of whichever of such rates can be so determined, plus one half of one percentage point. Should the Company determine in good faith that none of such rates can be determined for any distribution period, then the Applicable Rate in effect for the preceding distribution period shall be continued for such distribution period. The distribution rate for each monthly distribution period shall be calculated as promptly as practical by the Company. The Company will cause notice of the distribution rate to be enclosed with the next mailed distribution payment check. In making such calculation, the Treasury Bill Rate, Ten-Year Constant Maturity Rate and Twenty-Year Constant Maturity Rate shall each be rounded to the nearest five hundredths of a percentage point.

     The Company's Board of Directors has adopted a resolution to authorize a distribution rate on the Preferred Stock at one percentage point higher than the Applicable Rate. Such higher distribution rate will continue from month to month until the Board elects to terminate it.

Treasury Bill Rate

     Except as provided below in this paragraph, the "Treasury Bill Rate" for each distribution period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate shall be published during the relevant weekly Calendar Period (as defined below)) for the three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the ten calendar days immediately preceding the first day of the distribution period for which the distribution rate on Preferred Stock is being determined. In the event that Federal Reserve Board does not publish such weekly per annum market discount rate during any such Calendar Period, then the Treasury Bill Rate for the related distribution period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate shall be published during the relevant Calendar Period) for the three-month U.S. Treasury Bills, as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Company. In the event that a per annum market discount rate for the three-month U.S. Treasury bills shall not be published by the Federal Reserve Board or by any Federal Reserve Bank, or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for such distribution period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate shall be published during the relevant Calendar Period) for all of the U.S. Treasury Bills then having maturities of not less than 80 nor more the 100 days , as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board shall not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Company. In the event that the Company determines in good faith that for any reason the Company cannot determine the Treasury Bill Rate for any distribution period as provided above in this paragraph, the Treasury Bill Rate for such distribution period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable noninterest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to the Company by at least three recognized primary U.S Government securities dealers selected by the Company. In the event that the Company determines in good faith that for any reason the Company cannot determine the Treasury Bill Rate for any distribution period as provided above in this paragraph, the Treasury Bill Rate for such distribution period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to the Company by at least three recognized primary U.S. Government securities dealers selected by the Company.

Ten-year Constant Maturity Rate

     Except as provided below in this paragraph, the "Ten-Year Constant Maturity Rate" for each distribution period shall be the arithmetic average of the two most recent weekly per annum Ten-Year Average Yields (or the one weekly per annum Ten-Year average Yield, if only one such yield shall be published during the relevant Calendar Period as provided below), as published weekly by the Federal Reserve board during the Calendar Period immediately prior to the ten calendar days immediately preceding the first day of the distribution period for which the distribution rate on Preferred Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Ten-Year Average Yield during such calendar Period, then the Ten-Year Constant Maturity Rate for such distribution period shall be the arithmetic average of the two most recent weekly per annum Ten-Year Average Yields (or the one weekly per annum Ten-Year Average Yield, if only one such Yield shall be published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Company. In the event that a per annum Ten-Year Average Yield shall not be published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Ten-Year Constant Maturity Rate for such distribution period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield shall be published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as defined below) then having maturities of not less than eight nor more than twelve years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board shall not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Company. In the event that the Company determines in good faith that for any reason the Company cannot determine the Ten Year Constant Maturity Rate for any distribution period as provided above in this paragraph, then the Ten-Year Constant Maturity Rate for such distribution period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eight or more then twelve years from the date of each quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to the Company by at least three recognized primary U.S. Government securities dealers selected by the Company.

Twenty-Year Constant Maturity Rate

     Except as provided below in this paragraph, the "Twenty-Year Constant Maturity Rate" for each distribution period shall be the arithmetic average of the two most recent weekly per annum Twenty-Year Average Yields (or the one weekly per annum Twenty-Year Average Yield, if only one such yield shall be published during the relevant Calendar Period), as published weekly by the Federal Reserve board during the Calendar Period immediately prior to the ten calendar days immediately preceding the first day of the distribution period for which the distribution rate on Preferred Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Twenty-Year Average Yield during such Calendar Period, then the Twenty-Year Constant Maturity Rate for such distribution period shall be the arithmetic average of the two most recent weekly per annum Twenty-Year Average Yields (or the one weekly per annum Twenty-Year Average Yield, if only one such Yield shall be published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Company. In the event that a per annum Twenty-Year Average Yield shall not be published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the twenty-Year Constant Maturity Rate for such distribution period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield shall be published during such Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having maturities of not less than eighteen nor more than twenty-two years, as published during such Calendar Period by the Federal Reserve board or, if the Federal Reserve Board shall not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Company.

     In the event the Company determines in good faith that for any reason the Company cannot determine the Twenty-Year Constant Maturity rate for any distribution period as provided above, then the Twenty-Year Constant Maturity Rate for such distribution period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury Fixed interest rate securities (other than Special Securities) with a final maturity date of not less than eighteen or more than twenty-two years from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to the Company by at least three recognized primary U.S. Government securities dealers selected by the Company.

     As used herein, the term "Calendar Period" means a period of 14 calendar days; the term "Special Securities" means securities which may, at the option of the holder, be surrendered at face value in payment of any federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Twenty-Year Average Yield" means the average yield of maturities for actively traded marketable U.S. treasury fixed interest rate securities (adjusted to constant maturities of 20 years).

Restrictions on Distributions

     The Company may not declare or pay a distribution on any share of Preferred Stock for any distribution period unless, at the same time a like distribution shall be declared or paid on all shares of preferred stock then issued and outstanding and entitled to receive distributions. See "Capitalization".

     So long as any shares of Preferred Stock are outstanding, and unless the full cumulative dividends on all outstanding preferred shares shall have been paid or declared and set apart for all past dividend periods, the Company may not: (i) declare or pay or set aside for payment any dividend (other than a dividend in common stock or in any other stock ranking junior to Preferred Stock as to dividends and upon liquidation and other than as provided in the foregoing paragraph); (ii) declare or pay any other distribution upon common stock or upon any other stock ranking junior to or on a parity with Preferred Stock as to dividends or upon liquidation; or (iii) redeem, purchase or otherwise acquire common stock or any other stock of the Company ranking junior to or on a parity with Preferred Stock as to dividends or upon liquidation for any consideration (or pay or make available any funds for a sinking fund for the redemption of any shares of any such stock) except by conversion into or exchange for stock of the Company ranking junior to Preferred Stock as to dividends and upon liquidation.

     The Company may make distributions ratably on the shares of Preferred Stock and shares of any stock of the Company ranking on a parity therewith with regard to the payment of dividends, in accordance with the sums which would be payable on such shares if all dividends, including accumulations, if any, were declared and paid in full. As of the date hereof, no dividends on the Company's common stock are in arrears. No interest will be paid for or on account of any unpaid dividends.

Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of common stock or any stock of the Company ranking, upon liquidation, junior to Preferred Stock, liquidating distributions in the amount of $100 per share plus declared and unpaid dividends. Preferred Stock is junior in liquidation to outstanding debt of the Company. As of September 30, 1993, the total liabilities of the Company ranking senior in liquidation preference to Preferred Stock were $22,254,000. There were no previous series of preferred stock issued and outstanding as of September 30, 1993. See "Business - Regulation". There are no limitations on the Company's ability to incur additional secured indebtedness. See "Capitalization and Certain Investment Considerations - Risk Factors".

     The Preferred Stock Authorizing Resolution provides that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of the Company's property or assets to, or its consolidation or merger with, any other corporation shall not be deemed to be a liquidation, dissolution or winding up of the Company. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to Preferred Stock and any other shares of stock of the Company ranking as to any such distribution on a parity with Preferred Stock are not paid in full, the holders of Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

Redemption of Shares

     Upon call by the Company: . . .    Subject to regulatory
restrictions affecting redemptions during an offering,     the shares
of Preferred Stock are redeemable, in whole or in part, only at the option of the Company at a redemption price of $102 per share if redeemed prior to January 1, 1995 and $100 per share if redeemed thereafter plus, in each case, declared and unpaid dividends to the
date fixed for redemption.   In the event that fewer than all of the
outstanding shares of Preferred Stock are to be redeemed, the number of shares to be redeemed shall be determined by the Corporation and the shares to be redeemed shall be determined by such method as the Company, in its sole discretion, deems to be equitable.

     Discretionary Redemption Upon Request of the Holder: . . . As provided in the Preferred Stock Authorizing Resolution, the shares of Preferred Stock are not redeemable at the option of the holder. If, however, the Company receives an unsolicited written request for redemption of a block of shares from any holder, the Company may, in
its sole discretion   , subject to regulatory restrictions,     and
subject to the limitations described below, accept such shares for
redemption.    Such redemption requests are reviewed on a first come
first served basis, and are subject to review by the Company's
Executive Committee.     Any shares so tendered, which the Company in
its discretion, allows for redemption shall be redeemed by the Company directly, (and not from or through a broker or dealer), at a price equal to $97 per share, plus any declared but unpaid dividends to date if redeemed during the first year after the date of original issuance and $99 per share plus any declared but unpaid dividends if redeemed thereafter. The Company may change such optional redemption prices at anytime with respect to unissued shares of Series S.

     There can be no assurance that the Company's financial condition will allow it to exercise its discretion to accept any particular request for redemption of Preferred Stock. The Company will not redeem any such shares tendered for redemption if to do so would be unsafe or unsound in light of the Company's financial condition (including its liquidity position); if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default; or if payment of any dividend on Preferred Stock or share of any stock of the Company ranking at least on a parity therewith is in arrears as to dividends. In the event that cumulative dividends on Preferred Stock have not been paid in full, the Company may not purchase or acquire any shares of Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock.

     As provided in the Preferred Stock Authorizing Resolution, for a period of three years from the date of initial sale of each share of Preferred Stock, any such optional redemption of such share shall occur only upon the death or major medical emergency of the holder or any joint holder of the share requested to be redeemed.

        The Preferred Stock is not expected to be traded on any National or Regional Stock Exchange and no independent public market for Preferred Stock is anticipated. Management does not anticipate applying for a listing for such public trading. In order to provide shareholders with some liquidity, the Company's broker/dealer subsidiary operates an in-house trading list to match buyers and sellers of issues of the parent company's preferred stock. The parent company and the Company do not participate as a buyer or seller on the in-house trading list. The Preferred Stock offered hereunder will not be eligible for sale on the trading list until after this offering is completed. With limited exceptions, the parent company has established a policy that all preferred shareholders must place their shares for sale on the in-house trading list for 60 consecutive days before the Company will entertain a request for redemption. Following termination of the offering, the Company may also require that holders of Preferred Stock attempt to sell their shares on the in-house trading list prior to tendering the shares for redemption to the Company.

Voting Rights

     The Preferred Stock has no voting rights except as provided in the Preferred Stock Authorizing Resolution and except as required by Idaho State Law regarding amendments to the Company's Articles of Incorporation which adversely affect holders of such shares as a class and requires approval of a majority of the outstanding shares entitled to vote.

     The Preferred Stock Authorizing Resolution provides that holders of Preferred Stock, together with the holders of the Company's other preferred stock thereafter authorized, voting separately and as a single class, shall be entitled to elect a majority of the Board of Directors of the Company in the event that distributions payable on any shares of Preferred Stock shall be in arrears in an amount equal to twenty-four full monthly dividends per share. Such right will continue until all distributions in arrears have been paid in full.

Federal Income Tax Consequences of Distributions

     The following discussion of the federal income tax consequences of distributions is based upon the present Internal Revenue Code of 1986 as amended (the "Code"), existing Treasury regulations, current published administrative positions of the Internal Revenue Service (the "Service") contained in revenue rulings revenue procedures and notes and existing judicial decisions. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that could significantly modify the statements in this discussion. Any such changes may or may not be retroactive with respect to transactions effected prior to the date of such changes.

     Distributions made to the holders of Preferred Stock will either be taxable or not depending, in part, on the extent to which they are made out of current or accumulated earnings and profits of the Company as calculated for federal income tax purposes. To the extent, if any, that distributions made by the Company to the holders of Preferred Stock exceed current and accumulated earnings and profits of the Company, such distributions will be treated first as a tax-free return of capital, reducing the holder's basis in Preferred Stock (not below zero) and thereafter as capital gains (provided Preferred Stock is held by the holder as a capital asset).

     Distributions treated as capital gains result in (1) federal income tax to a corporate holder at a maximum federal rate of 35% for 1993 and thereafter (exclusive of the impact, if any, of the alternative minimum tax imposed by Section 55 of the Code) and (2) federal income tax to a noncorporate holder on any amount treated as a long-term capital gain at a maximum rate of 28% for 1993 and thereafter (exclusive of the impact, if any, of the alternative minimum tax imposed by Section 55 of the Code). Under certain circumstances, distributions could be taxed as short-term capital gains which are subject to the same tax rates as dividends. For 1993 and later years, the maximum tax rate of noncorporate holders on such ordinary income is 39.6% which may be higher pursuant to certain statutory adjustments.

     Although the Company believes that distributions made to the holders of Preferred Stock may initially constitute nontaxable distributions for federal income tax purposes, as described above, certain events may cause the distributions to be treated as taxable dividends. For example, the Company may generate taxable earnings and profits, as computed for federal income tax purposes in future years, the Service may challenge the Company's tax accounting methods, or legislative enactments may cause a change in either the Company's tax accounting methods or the manner in which earnings and profits are computed for federal income tax purposes.

     If, and to the extent, distributions made to the holders of Preferred Stock constitute dividends for federal income tax purposes, any corporate holder of Preferred Stock otherwise entitled to the 70% dividends received deduction permitted by Section 243 of the Code will be entitled to such deduction with respect to such dividends. If such holder is entitled to the full dividends-received deduction, the maximum effective federal income tax rate on such dividends will be 10.5% based on existing federal income tax rates applicable to corporations generally (exclusive of the alternative minimum tax). However, a corporate holder should be aware that, under Code Section 246A, the 70% dividends received deduction will be reduced if the holder has debt that is directly attributable to the holder's investment in Preferred Stock. In addition, corporate shareholders may be required under Code Section 1059 to treat the amount of dividends as an extraordinary dividend and reduce the remaining basis and recognize capital gain if no basis remains when the stock is sold. Noncorporate taxpayers are not entitled to such a dividends received deduction.

     The corporate dividends received deduction, pursuant to Section 246(b)(1) of the Code, cannot exceed 70% of the corporate shareholder's taxable income computed without regard to the dividends received deduction, net operating loss deduction, and certain other deductions and adjustments. Code Section 246(b)(2) provides that the 246(b)(1) limitation does not apply for any taxable year for which there is a net operating loss and, for purposes of determining whether there is a net operating loss, the dividends received deduction is allowed without regard to the 246(b)(1) limit. In addition, Section 246(c)(2) mandates, in the case of preferred stock, that the stock on which the dividend is paid be held for at least 91 days in order for the corporate shareholder to qualify for the dividends received deduction. This rule applies if the holder receives dividends on that stock which were attributable to a period or periods more than 366 days. Special rules prescribed by Section 246(c)(3) apply for determining holding periods.

     At this time, the Company is unable to determine the characterization of distributions to be made during calendar 1994 or any future year.

     In the event the holder of Preferred Stock disposes of the stock by redemption or otherwise in a taxable sale or exchange, the holder will recognize gain equal to the excess of the amount received over the holder's basis in the stock. The basis is equal to the holder's cost of acquiring the stock, which is anticipated to be the $100 per share offering price. This amount is reduced (not below zero) by the return of capital distributions previously received by the holder. Provided the stock is held by such holder as a capital asset, such gain would be capital gain.

     Thus, the basis in the Preferred Stock may ultimately be reduced to zero assuming distributions are a return of a capital and that the holder received aggregate distributions at least equal to the holder's basis. In that event, the entire amount received by the holder from redemption or otherwise in a taxable sale or exchange would be recognized as gain.

     Prospective purchasers are advised to consult their own tax advisor with respect to the income tax treatment or any distribution made with respect to the Preferred Stock.

     Distributions paid with respect to Preferred Stock, whether deemed to be dividends, return of capital, or capital gains for federal income tax purposes will result in the same federal income tax consequences to the Company as other payments of dividends. These distributions are not deductible by the Company under current tax law. Additionally, distributions to foreign taxpayers are subject to special rules not discussed herein.

  TAX WITHHOLDING WITH RESPECT TO CERTIFICATES AND PREFERRED STOCK

     The Code generally requires reporting of all distributions on capital stock and inclusion of dividends as income to the stockholder. In addition, the Code requires the reporting of interest income earned on investment certificates, and inclusion of interest as income to the certificate holder. The Code will, in certain instances, require 31% backup withholding by the payor of such dividends and interest.

     In general, the Company is required to file with the Service each year a Form 1099-DIV and Form 1099-INT information return (with a copy to the holder) reporting the amount of dividends and interest paid to the applicable holder during each calendar year. The holder must report dividends, capital gain distributions or interest as income on the holder's federal income tax return for that year. In addition, nontaxable distributions on capital stock may be subject to tax if the stockholder has no remaining tax basis in the stock.

     Backup withholding on dividends and interest generally will be imposed if:

     (1) the taxpayer fails to furnish a taxpayer identification number to the payor;

     (2) the Service notifies the payor twice within three calendar years that the taxpayer furnished an incorrect taxpayer identification number;

     (3) the taxpayer is notified that he is subject to backup withholding because he failed to report taxable dividends or interest applicable;

     (4) the taxpayer fails to certify to the payor that the taxpayer is not subject to backup withholding; or

     (5) the taxpayer fails to certify his taxpayer identification number.

Transfer Agent and Registrar

The Company acts as its own Transfer Agent and Registrar for its Certificates and capital stock.

LEGAL MATTERS

                           LEGAL OPINION

     The legality of the Certificates and Preferred Stock being offered hereby is being passed upon for the Company by Susan A. Thomson, Esq., who is employed by Metropolitan as its Assistant Corporate Counsel and Assistant Secretary, is a Vice President and legal counsel for Metropolitan Investment Securities, Inc. and is Assistant Corporate Counsel for the Company.

                           LEGAL PROCEEDINGS

     There are no material legal proceedings or actions pending or threatened against the Company, or to which its property is subject.

EXPERTS

     The Financial Statements of the Company as of September 30, 1993 and for the year ended September 30, 1993 included in this Prospectus have been included herein in reliance on the report, which includes an explanatory paragraph describing changes in the Company's methods of accounting for repossessed real properties and income taxes, of Coopers & Lybrand, independent accountants given on the authority of that firm as experts in accounting and auditing. The Financial Statements and schedules of the Company as of September 30, 1992 and for each of the years in the two-year period ended September 30, 1992 included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein, and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

PLAN OF DISTRIBUTION

     The Certificates and Preferred Stock are offered directly to the public on a continuing best efforts basis through the Company's affiliate, Metropolitan Investment Securities, Inc. (MIS).
Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. MIS is the exclusive selling agent for the publicly issued securities of the Company and its parent company, Metropolitan Mortgage & Securities Co., Inc. No commission or other expense of the offering will be paid by the purchasers of the Certificates or Preferred Stock. A commission will, however, be paid by the Company on most Certificate purchases ranging from 0.25% to 5% of the Certificate price, depending on the term of the Certificate and whether or not the transaction is a reinvestment or new purchase. A commission in the maximum amount of 5% of the offering price will also be paid by the Company on most Preferred Stock purchases. Certificates are offered only for cash or cash equivalents. Preferred Stock is offered for cash or other consideration acceptable to the Company as determined by the Board of Directors. The Company will also pay certain other expenses in connection with the offering. During the three fiscal years ended September 30, 1993, MIS has received commissions of $667,000 from the Company on sales of approximately $23,612,000 of the Company's certificates. Preferred Stock was not sold in previous years.

     MIS is a member of the National Association of Securities Dealer's, Inc. (NASD). As such Schedule E of the By-laws of the NASD applies and requires, in part, that a qualified independent underwriter be engaged to render an opinion regarding the fairness of the interest rates to be paid on the Certificates and the fairness of the pricing of the Preferred Stock offered through this Prospectus. Accordingly, MIS has obtained an opinion from Welco Securities, Inc., an NASD member, ("Welco") that the interest rates on the Certificates using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions meets this fairness objective based on conditions and circumstances existing as of the date of the Prospectus. A similar opinion has been obtained from Welco, which states that the offering price of the Preferred Stock meets the fairness objective based on conditions and circumstances, existing as of the date of the Prospectus. The Company undertakes to maintain the interest rates on Certificates no lower than those recommended by Welco based on the formula. Accordingly, the yield at which the Certificates will be distributed will be no lower than that recommended by Welco and the price offered for the Preferred Stock will be no higher than Welco would have independently recommended. Welco has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the Certificates and Preferred Stock offered hereunder, Welco is to be paid $33,500 in fees and $10,000 in non-accountable expenses plus its accountable expenses, which are not expected to exceed $2,500.

     There is not now and the Company does not expect that there will be a public trading market for the Certificates or Preferred Stock in the future. MIS does not intend to make a market for the Certificates or Preferred Stock. However, MIS maintains a list of its parent company's, Metropolitan's, preferred stock holders who wish to sell Metropolitan's preferred stock. The Company will use its best efforts to make this listing available for Preferred Stock offered hereunder following completion of this offering. See "Certain Investment Considerations -Risk Factors-Limited Marketability of Shares."

     MIS may enter into selected dealer agreements with and reallow to certain dealers who are members of the NASD, and certain foreign dealers who are not eligible for membership in the NASD, a commission of up to 5% of the principal amount of Certificates and Preferred Stock sold by such dealers. After the commencement of the offering the commissions and reallowances, if any, may be lowered.

USE OF PROCEEDS

Certificate Proceeds . . . . The Company expects net proceeds from this
Certificate offering of $38,000,000 to $39,900,000 before deducting expenses estimated at $165,000 (combined total for both Certificates and Preferred Stock expenses) and after sales commissions, assuming all of the Certificates are sold. There can be no assurance, however, that any of the Certificates can be sold. Sales commissions will range between $100,000 and $2,000,000 (0.25% to 5%) depending on maturities of Certificates sold and whether sales are reinvestments or new purchases. Such proceeds may be supplemented with funds generated by the Company's operations and/or borrowings from brokers or banks. See "Business-Method of Financing."

Preferred Stock Proceeds . . . .The Company expects net proceeds from this Preferred Stock offering of $14,250,000 to $15,000,000 before deducting expenses estimated at $165,000 (combined total for both Certificates and Preferred Stock expenses) and after sales commissions of up to $750,000 (5%), assuming all of the Preferred Stock is sold. There can be no assurance, however, that any of the Preferred Stock can
be sold.   Such proceeds may be supplemented with funds generated by
the Company's operations and/or borrowings from brokers or banks. See "Business-Method of Financing."

     In conjunction with the other funds available to it, the Company will utilize the proceeds of the Certificates and Preferred Stock offerings for funding investments in Receivables, and other investments, which may include the acquisition of affiliates as part of a corporate reorganization. See "Certain Transactions". To the extent internally generated funds are insufficient or unavailable for the retirement of maturing certificates through the period ending January 31, 1995, and for payment of operational expenses and preferred stock dividend requirements, portions of the net proceeds of this offering may also be used for such purposes. Approximately $1,918,000 million in principal amount of debt securities will mature between January 31, 1994 and January 31, 1995 with interest rates ranging from 6% to 10% and averaging approximately 7.7% per annum. See Note 4 to the Consolidated Financial Statements and "Certain Investment Considerations - Risk Factors".

     Management anticipates that some of the proceeds of this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar short term investments until used as stated above. Due to the Company's inability to accurately forecast the total amount of Certificates or Preferred Stock to be sold pursuant to this offering, no specific amounts have been allocated for any of the foregoing purposes.




 CIRCULAR DIAGRAM OF USE OF PROCEEDS REFER TO GRAPH APPENDIX ITEM 2

CAPITALIZATION

     The following table sets forth the capitalization of the Company
at September 30, 1993     and December 31, 1993    :

                                 September 30,         December 31,
                                     1993                1993
DEBT PAYABLE

Real estate contracts and
mortgage notes payable
7% to 10%, due 1993 to 2002      $    22,653         $    84,656
                                 -----------         -----------
INVESTMENT CERTIFICATES

Investment Certificates,
Maturing 1993 to 1998,
at 6% to 11%                      20,082,501          22,207,458
Compound and accrued interest      1,876,924           2,196,877
                                 -----------         -----------
Total Investment Certificates     21,959,425          24,404,335
                                 -----------         -----------
STOCKHOLDER'S EQUITY
Common Stock, $10 par:
2,000,000 shares authorized;
20,000 shares issued and
outstanding                          200,000             200,000

Additional paid-in capital         1,800,000           1,800,000

Retained earnings                  1,188,024           1,230,408
                                 -----------          ----------
Total Stockholder's Equity         3,188,024           3,230,408
                                 -----------          ----------
Total Capitalization             $25,170,102         $27,719,399
                                 ===========          ==========


                              SELECTED FINANCIAL DATA

     The financial data shown below as of and for the years ended September 30, 1993, 1992, 1991 and for the period July 25, 1990 (date of incorporation) through September 30, 1990 (other than the Ratio of Earnings to Fixed Charges) have been derived from, and should be read in conjunction with, the Company's financial statements and related notes appearing elsewhere herein.  The financial statements as of and for the year ended September 30, 1993 have been audited by Coopers
& Lybrand.  The financial statements as of and for the years ended September 30, 1992, and 1991 and for the period July 25, 1990 (date of incorporation) through September 30, 1990, have been
audited by BDO Seidman.    The financial data shown below as of December 31, 1993 and for the three month periods ended December 31, 1993 and 1992 (other than the Ratio of Earnings to fixed charges) have been derived from and should be read in conjunction with the Company's unaudited condensed financial statements and related notes appearing elsewhere herein.

                                                                                        July 25, 1990
                                                                                          (Date of
                        Three Months Ended     Year Ended   Year Ended   Year Ended     Incorporation)
                         December 31,         September 30,September 30,September 30,      Through
                    1993          1992                                                  September 30,
                                                  1993         1992         1991            1990
INCOME STATEMENT
DATA:

Revenues                  $743,156  $528,283 $ 2,815,624   $ 2,435,843   $1,026,405     $    8,229
                          ========  ========  ==========    ==========   ==========     ==========
Income before
 extraordinary item       $ 42,384  $ 13,157 $   283,107   $   611,595   $  238,205     $    5,345
Extraordinary item (1)          --        --          --        49,772           --             --
                          --------  --------  ----------    ----------   ----------     ----------
Net Income                $ 42,384  $ 13,157 $   283,107   $   661,367   $  238,205     $    5,345
                          ========  ========  ==========    ==========   ==========     ==========
Weighted average number
 of common shares
 outstanding                20,000    20,000      20,000        20,000       20,000         20,000

Per Common Share Data:
Income before
 extraordinary
 item                       $ 2.12    $  .66 $     14.15   $     30.58   $    11.91      $     .27
Extraordinary item              --        --          --          2.49           --             --
                           -------   -------  ----------    ----------   ----------     ----------
Net income                  $ 2.12    $  .66 $     14.15   $     33.07   $    11.91      $     .27
                           =======   =======  ==========    ==========   ==========     ==========
Ratio of Earnings
 to Fixed
 Charges:                     1.11      1.05        1.24          1.53         1.37             --

BALANCE SHEET DATA:
Due from/(to) Parent
 Company, net          $ 1,115,081           $ 1,710,743   $  (400,365) $(5,528,617)    $  (22,010)
Total Assets           $27,985,426           $25,441,605   $17,696,628  $16,718,823     $2,027,355

Debt Securities
 and Other
 Debt Payable          $24,488,991           $21,982,078   $14,289,648  $ 8,451,106             --

Stockholder's Equity   $ 3,230,408           $ 3,188,024   $ 2,904,917  $ 2,243,550     $2,005,345

(1) Benefit from utilization of net operating loss carryforwards.

          Management's Discussion and Analysis of Financial
                 Condition and Results of Operations
        For the Three Fiscal Years Ended September 30, 1993

Results of Operations

     Revenues of the Company increased to $2.8 million in 1993 from $2.4 million in 1992 and $1.0 million in 1991. The growth from 1992 to 1993 is attributable primarily to increased investment earnings on additional outstanding Receivables and increased revenues associated with the sale of repossessed property. The growth from 1991 to 1992 was almost entirely attributable to increased investment earnings on additional outstanding Receivables. The Company has increased its investment in Receivables from $8.2 million at September 30, 1991 to $11.6 million at September 30, 1992 to $19.5 million at September 30, 1993.

     The Company continued to realize net income from operations during 1993. Net income for the fiscal year ended September 30, 1993 was $283,000 compared to $661,000 in 1992 and $238,000 in 1991. The 1993 decrease in net income is attributable to a reduced spread between interest sensitive income and interest sensitive expense along with increased operating expenses associated with the increased volume of Certificate sales, Receivable investments and real estate held for sale. The 1992 increase in net income is attributable to an increased spread between interest sensitive income and interest sensitive expense along with increased operating expenses associated with the increased volume of Certificate sales, Receivables investments and real estate held for sale.

     The Company, during 1993, experienced a slight increase in the loss from sale of real estate repossessions and also increased its provision for losses on Receivables.

     Since the date of its incorporation, the Company has benefitted from a declining interest rate environment with lower money costs and relatively consistent yields on Receivables acquired through Metropolitan. In addition, a declining rate environment has positively impacted earnings by increasing the value of the portfolio of predominantly fixed rate Receivables. Higher than normal prepayments in the Receivable portfolio were experienced during 1993 and 1992, allowing the Company to recognize unamortized discounts on Receivables at an accelerated rate. It is anticipated that Metropolitan may begin charging the Company underwriting fees associated with Receivables acquired from Metropolitan. Management anticipates that any such underwriting fee that may be charged by Metropolitan in the future will result in a slightly lower yield over the life of the Receivables. Management is unable to predict the specific impact of any such underwriting fee because no specific fee has been proposed or suggested to date. See "Business-Investment in Real Estate Receivables."

     Maintaining efficient collection procedures and minimizing delinquencies in the Company's Receivable portfolio are ongoing management goals. During 1993, the Company experienced a loss on sale of repossessed real estate of $18,400. Management believes that yields received on Receivables, which currently range from 12-15%
(approximately 6-9% in excess of the Treasury, or risk-free, rate), will more than compensate the Company for such risk of loss.

     In April 1992, the Accounting Standards Division of the American Institute of Certified Public Accountants issued Statement of Position
(SOP) No. 92-3, "Accounting for Foreclosed Assets," which provides guidance on determining the accounting treatment for foreclosed assets. SOP 92-3 requires that foreclosed assets be carried at the lower of (a) fair value minus estimated costs to sell, or (b) cost. The Company applied the provisions of SOP 92-3 effective October 1, 1992. The initial charge for its application is estimated to be approximately $10,000, before the application of related income taxes, and is included in continuing operations in 1993.

Interest Sensitive Income and Expense

     Management continually monitors the interest sensitive income and expense of the Company. Interest sensitive expense is predominantly the interest costs of Investment Certificates, while interest sensitive income includes interest on Receivables, earned discount on Receivables, dividends and other investment income.

     The spread between interest sensitive income and interest sensitive expense was $362,300 in 1991, $925,300 in 1992 and $695,600 in 1993. The decrease from 1992 to 1993 of approximately $230,000 was the result of management's decision to accumulate cash to fund a contract purchase commitment in excess of $7 million from an affiliate
in December 1992.    Included in the receivables purchased were
approximately $6.0 million of timeshare receivables, which were collateralized by timeshares located at a single project in Hawaii. These receivables were sold to Metropolitan at par on February 18,
1994.     Also, the Company recognized $366,935 of dividend income (13%
dividend rate) from its preferred stock investment in its affiliate in 1992 and paid interest to its parent company at prime plus 1 1/2% on the borrowings used to finance the purchase of the preferred stock. In March 1992, the Company transferred the preferred stock to Metropolitan in full satisfaction of the $6 million payable. Therefore, there were no dividends received by the Company in fiscal 1993 on the preferred stock. See Note 7 to Financial Statements.

Other Income

     Other income increased from approximately $500 in 1991 to $16,600 in 1992 to $42,700 in 1993. Other income is predominantly miscellaneous fees and charges related to Receivables, thus its growth is primarily due to the growth in Receivables.

Other Expenses

     Operating expenses increased from approximately $100,600 in 1991 to $178,300 in 1992 to $244,600 in 1993 largely due to the increased volume of Investment Certificate sales and Receivable investments.

Provision for Losses on Real Estate Receivables

     The provision for losses on Receivables has increased as the size of the portfolio of Receivables has grown. The following table summarizes the Company's allowance for losses on Receivables:

                                  1993          1992       1991
        Beginning Balance       $59,244       $50,000    $      -
        Provision                15,000        18,762      50,000
        (Charge-offs)/
          Recoveries, net        22,410       ( 9,518)          -
                                -------       -------     -------
        Ending Balance          $96,654       $59,244     $50,000
                                =======       =======     =======

These allowances are in addition to unamortized purchase discounts of $1.1 million in 1993, 1992 and 1991.

Gain/Loss on Real Estate Sold

     During 1993, the Company experienced a loss on the sale of real estate of approximately $18,400. At the end of fiscal 1993, the Company had $61,000 in real estate held for sale, less than 1% of total real estate assets.

Effect of Inflation

     During the three year period ended September 30, 1993, inflation has had a generally positive impact on the Company's operations. This impact has primarily been indirect in that the level of inflation tends to influence inflation expectations, which tends to impact interest rates on both Company assets and liabilities. Thus, with lower inflation rates over the past three years, interest rates have been generally declining during this period, which has reduced the Company's cost of funds. Interest rates on Receivables acquired, due to their nature, have not declined to the same extent as the cost of the Company's borrowings. In addition, inflation has not had a material effect on the Company's operating expenses. The main reason for the increase in operating expenses has been an increase in the number of Receivables acquired and serviced and increased sales of Investment Certificates.

     Revenues from real estate sold are influenced in part by inflation, as, historically, real estate values have fluctuated with the rate of inflation. However, the Company is unable to quantify the effect of inflation in this respect.

Asset/Liability Management

     As most of the Company's assets and liabilities are financial in nature, the Company is subject to interest rate risk. Currently, the Company's financial assets (primarily Receivables and fixed income investments) reprice faster than its financial liabilities (primarily Investment Certificates). In a rising rate environment, this will tend to increase earnings, while in a falling rate environment, earnings will decrease. However, yields on Receivables have not been as sensitive to rate fluctuations as have Investment Certificate rates.
   In periods of increasing interest rates, the effect of the Company's current mismatch would be beneficial as the Company's assets would reprice faster than its liabilities and at increasing rates, thereby increasing the Company's interest spread. In periods of declining interest rates, the effect of this mismatch would be detrimental as the Company's assets, which are repricing faster, would be repricing at lower rates, thereby decreasing the Company's interest spread. While the Company's current mismatch will be favorable in an increasing interest rate environment, it is unable to determine the extent of the increased interest spread on the results of operations.

     During fiscal 1994, approximately $5.8 million of interest sensitive assets (cash and Receivables) are expected to reprice or mature.

     For liabilities, approximately $2.0 million of Investment
Certificates will mature during fiscal 1994, along with about $5,000 of other debt payable.

     These estimates result in a one year interest rate mismatch
(interest sensitive assets less interest sensitive liabilities) of approximately $3.8 million, or a ratio of interest sensitive assets to interest sensitive liabilities of approximately 290%.

New Accounting Rules

     In the fourth quarter of fiscal 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), retroactive to October 1, 1992 and resulted in no significant affect on the Company's financial position. SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. In 1992 and 1991, the Company accounted for income taxes as required by Accounting Principles Board Opinion No. 11. See Note 1 to Financial Statements.

     In May, 1993, Statement of Financial Accounting Standards No. 114 (SFAS No. 114) "Accounting by Creditors for Impairment of a Loan" was issued. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loans' effective interest rate or the fair value of the collateral. The Company is required to adopt this new standard by October 1, 1995. The Company does not anticipate that the adoption of SFAS No. 114 will have a material effect on the financial statements.

     In December 1991, Statement of Financial Accounting Standards No. 107 (SFAS No. 107), "Disclosures about Fair Value of Financial Instruments," was issued. SFAS No. 107 requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. SFAS No. 107 is effective for financial statements issued for fiscal years ending after December 31, 1995 (Summit's fiscal year ending September 30, 1996) for entities with less than $150 million in total assets. This pronouncement does not change any requirements for recognition, measurement or classification of financial instruments in the Company's financial statements.

     Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112 "Employers' Accounting for Postretirement Benefits" are not applicable because the Company maintains no programs designed to provide employees with post-retirement or post-employment benefits.

Liquidity and Capital Resources

     As a financial institution, the Company's liquidity is largely tied to its ability to renew, maintain or obtain additional sources of cash. The Company has successfully performed this task during the past three years and has continued to invest funds generated by operations and financing activities.

     The Company has continued to generate cash from operations with net cash provided of $1.4 million in 1993; $1.4 million in 1992; and $.5 million in 1991. Cash utilized by the Company in its investing activities increased to $9.2 million in 1993 from $2.6 million in 1992 and $14.1 million in 1991. Cash provided by the Company's financing activities was $5.8 million in 1993 compared to $5.0 million in 1992 and $13.4 million in 1991. These cash flows have resulted in year end cash and cash equivalent balances of $3.6 million in 1993; $5.6 million in 1992; and $1.8 million in 1991. Management considers the cash balance at September 30, 1993 of $3.6 million to be adequate to finance any required debt retirements or planned asset additions.

     During 1993, the $2.1 million decrease in cash and cash equivalents resulted from cash provided by operating activities of $1.4 million less cash used in investing activities of $9.2 million plus cash provided by financing activities of $5.7 million. Cash from operating activities resulted primarily from net income of $.3 million and the increase in compound and accrued interest on Investment Certificates of $1.0 million. Cash used in investing activities primarily included: (1) acquisition of real estate Receivables net of payments and sales, of $7.6 million; and (2) an advance to its parent company of $1.7 million for the purchase of Receivables. Cash provided by financing activities included: (1) issuance of Investment Certificates, net of repayments and related debt issue costs, of $7.0 million; less (2) repayment of amounts due its parent of $.4 million; and (3) repayment to banks and others of $.9 million.

     The Company's investing activities during 1993 were supported by cash from operations and external financing. The Company's increases in Receivables were primarily funded by sales of Investment Certificates. During 1992, the $3.9 million increase in cash and cash equivalents resulted from cash provided by operating activities of $1.4 million less cash used in investing activities of $2.5 million plus cash provided by financing activities of $5.0 million. Cash from operating activities resulted primarily from net income of $.7 million and the increase in compound and accrued interest on Investment Certificates of $.7 million. Cash used in investing activities primarily included the acquisition of real estate Receivables net of payments and sales, of $3.0 million less $.5 million advance repaid by its parent. Cash provided by financing activities included: (1) issuance of Investment Certificates, net of repayments and related debt issue costs, of $4.7 million; (2) borrowings from its parent of $.4 million; less (3) repayment to banks and others of $.1 million.

     Thus, during 1992, the Company's investing activities were supported by internal cash from operations and external cash from financing. The Company's increases in Receivables were primarily funded by sales of Investment Certificates.

     During 1991, the $.2 million decrease in cash and cash equivalents resulted from cash provided by operating activities of $.5 million less cash used in investing activities of $14.1 million plus cash provided by financing activities of $13.4 million. Cash from operating activities resulted primarily from net income of $.2 million and the increase in compound and accrued interest on Investment Certificates of $.2 million. Cash used in investing activities primarily included the acquisition of real estate Receivables net of payments, of $7.7 million, while the total advanced to or invested in affiliates was $6.5 million. Cash provided by financing activities included: (1) issuance of Investment Certificates, net of repayments and related debt issue costs, of $7.4 million; and (2) borrowings from parent of $6.0 million.

     Thus, during 1991 as in 1992 and 1993, the Company's investing activities were supported by internal cash from operations and external cash from financing. The Company's increases in Receivables were primarily funded by sales of Investment Certificates.

     Management believes that cash flow from operating activities and financing activities will be sufficient for the Company to conduct its business and meet its anticipated obligations as they mature during fiscal 1994. The Company has not defaulted on any of its obligations since its founding in 1990.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS
      FOR THE INTERIM PERIODS ENDED DECEMBER 31, 1992 AND 1993

Financial Condition:

     As of December 31, 1993, the Company had cash or cash equivalents of over $7.6 million as compared to $3.6 million at September 30, 1993. These cash and cash equivalents are considered by management to be adequate to finance any required debt retirements or planned asset additions. At December 31, 1993, the real estate receivable portfolio totaled $18.6 million as compared to $19.5 million at September 30, 1993. Real estate held for sale, acquired through receivable foreclosures, totaled $120,000 at December 31, 1993 as compared to $61,000 at September 30, 1993. Sales of Investment Certificates generated approximately $2.1 million net cash flow during the three months ended December 31, 1993, while cash flows from real estate receivable investments provided additional liquidity as principal payments received exceeded new investments by approximately $760,000. The cash flows from Investment Certificate sales, real estate receivables investments, and the approximately $600,000 reduction in advances to its parent accounted for the majority of the $4.0 million increase in cash and cash equivalents during the three months ended December 31, 1993.


Results of Operations:

     Net income was $42,384 on revenues of $743,156 for the three months ended December 31, 1993. For the similar period in the prior year, the Company reported net income of $13,157 on revenues of $528,283. The increase in net income resulted primarily from: (1) an increase in spread between interest sensitive income and interest sensitive expense; (2) gains realized on the sale of investment securities; (3) gains realized from the sale of foreclosed real estate in the current year's period as compared to losses in the prior year's period; (4) and a reduction in other operating expenses; which were partially offset by (5) an increase in the provision for losses on real estate contracts and real estate held.

     For the three months ended December 31, 1993 the interest spread was $112,700 while in the prior year's period the spread was $96,700. This increase was primarily the result of management's decision to accumulate cash liquidity in the prior year in order to fund a contract purchase commitment in excess of $7 million. This purchase commitment was completed in late December 1992. Included in the receivables purchased were approximately $6.0 million of timeshare receivables.
All of the receivables were collateralized by property in a single time share project in Hawaii which had been developed by its parent and an affiliated company. At time of purchase, the Company held an approximate $600,000 performance holdback to cover any losses related to these certain timeshare receivables. Again at December 31, 1993, the Company has accumulated excess cash and cash equivalents through the sale of investment certificates and accelerated prepayments of real estate receivables. The Company is currently in the process of acquiring additional real estate receivable investments which should enable the Company to maintain or improve its interest spread.

     During the three months ended December 31, 1993, the Company realized gains on the sale of investment securities of $4,300 with no sales being recorded in the prior year. Gains on the sale of foreclosed real estate of $11,000 were realized as compared to losses of $9,700 in the prior year. The Company, through various cost cutting measures, was able to reduce other operating expenses by approximately $14,000, primarily through the reduction of advertising expenses by $37,000 offset by increases in various expenses related to both the real estate contract portfolio and to its real estate held for sale. Additionally, during the three months ended December 31, 1993, the Company provided approximately $11,600 for losses on real estate receivables and real estate held for sale as compared to a recovery of approximately $2,800 in the comparable period of the prior year.

BUSINESS

General

     The Company's business activities consist primarily of investment of the net proceeds of the public sale of its debt securities ("Investment Certificates") and Preferred Stock in Receivables or other investments which could be expected to generate returns higher than the Company's cost of its capital. There are no preestablished standards by which such investment determinations are to be made. The Company's business also involves the servicing of its investments and other functions related to such activity. The Company may also engage in other businesses or activities without restriction in accordance with the provisions of its Articles of Incorporation.

         Currently, the Company, its parent company and C. Paul Sandifur, Jr. are negotiating a reorganization which would involve the sale of the Company to C. Paul Sandifur, Jr. See "Certain Transactions". Currently, Mr. Sandifur has effective control over Metropolitan and through Metropolitan has effective control of its subsidiaries including the Company. Following this proposed transaction, Mr. Sandifur would have direct control of the Company. If this transaction is consummated, it is not anticipated that it would materially effect the management or operations of the Company.

Employees

     As of September 30, 1993, the Company's personnel consisted of its officers and directors, See "Management", an accountant and an attorney. Each of those individuals are also employed by Metropolitan. It is anticipated that they will continue to devote substantially all of their time to their duties related to their respective positions with Metropolitan and its other affiliates subject to the necessary commitment of time to ensure that the Company fulfills its obligations to Preferred shareholders and its duties under the Indenture pursuant to which it issues Investment Certificates and such other duties and responsibilities as the Company may undertake in the conduct of its business or as may be required by law. No additional employees are expected to be necessary or hired during the foreseeable future.

Properties

     The Company owns various repossessed properties held for sale. At September 30, 1993, two properties, acquired in satisfaction of debt, with a combined carrying amount of approximately $61,000 were held. The Company rents office space consisting of approximately 200 square feet from an affiliate, at 1000 Hubbard, Coeur d'Alene, Idaho. The rental terms are month to month at $150 per month. The Company believes such terms to be at least as fair as those which could have been obtained from unaffiliated third parties.

Investment In Real Estate Receivables

     Receivables include contracts for the sale of real estate and promissory notes secured by mortgages or deeds of trust on primarily single-family residential real estate including timeshares. The Company invests in Receivables that meet its yield requirements (as established from time to time by its Board of Directors) and its investment guidelines as funds become available to it from the sale of its securities to the public. The Company's yield requirements are expected to fluctuate depending on real estate market conditions, its cost of investment capital, the rate of growth of the Company and its operating expenses. During fiscal 1993 the average initial yield requirement was 13.75% per annum while actual average yield was approximately 2% to 3% over the Company's initial yield projections. The Company's investment guidelines are substantially the same as Metropolitan's as described below. To facilitate such investments, the Company has contracted with Metropolitan to provide a non-exclusive means for the acquisition of Receivables. The agreement with Metropolitan effectively permits the Company to invest in Receivables acquired by Metropolitan in the normal course of its business at
Metropolitan's cost   . No     underwriting fees    were     charged to
the Company through September 30, 1993, although    under the terms of
the Agreement     underwriting fees could be charged in the future
   in amounts mutually agreed to by the Company and Metropolitan    .
See "Management's Discussion and Analysis of Financial Condition and Results of Operations". Structured as an option agreement, it allows the Company to purchase those Receivables which are in excess of Metropolitan's needs. Metropolitan's Evaluation Committee, the team of officers and employees which routinely underwrites Metropolitan's Receivable investments, designates the Receivables that are available to the Company for purchase. The Company is under no obligation to purchase any specific amount or number of such Receivables.

                                     SUMMIT SECURITIES, INC.
                                     LOANS ON REAL ESTATE
                                      SEPTEMBER 30, 1993

Real estate contracts and mortgage notes ("Receivables) are located throughout the United States.
Approximately 21% of the Company's Receivables are collateralized by property located in the
Pacific Northwest (Washington, Idaho, Montana and Oregon), approximately 9% by property located in California and approximately 27% by property located in Hawaii. Less than 1% of the Contracts are subject to variable interest rates.  Interest rates range from 4% to 15%.

                           Number                            Carrying     Delinquent    Number of
                             of      Interest   Maturity     Amount of     Principal   Delinquent
Description              Receivables   Rates      Dates     Receivables     Amount     Receivables
                         ----------  --------   --------    -----------   ----------   -----------
RESIDENTIAL                         Principally
First Mortgage > $ 50,000    42       9% to 12%  1993-2023 $ 3,725,561    $  121,001         1
First Mortgage > $ 25,000    74       9% to 12%  1993-2023   2,508,012       113,233         3
First Mortgage < $ 25,000    861      9% to 12%  1993-2023   6,747,806       848,667        122
Second or Lower> $ 50,000    18       9% to 12%  1993-2023   1,199,410           ---        ---
Second or Lower> $ 25,000    84       9% to 12%  1993-2023   3,016,995        48,886         1
Second or Lower< $ 25,000    97       9% to 12%  1993-2023   1,480,524        68,514         5

COMMERCIAL
First Mortgage > $ 50,000     3       9% to 12%  1993-2023     253,291           ---        ---
First Mortgage > $ 25,000     1       9% to 12%  1993-2023      46,942        46,942         1
First Mortgage < $ 25,000     1       9% to 12%  1993-2023      23,021           ---        ---
Second or Lower> $ 50,000     2       9% to 12%  1993-2023     148,720           ---        ---
Second or Lower> $ 25,000    10       9% to 12%  1993-2023     363,431        31,596         1
Second or Lower< $ 25,000     3       9% to 12%  1993-2023      40,323           ---        ---

FARM, LAND AND OTHER
First Mortgage > $ 50,000     1       9% to 12%  1993-2023      64,052           ---        ---
First Mortgage > $ 25,000     9       9% to 12%  1993-2023     268,595           ---        ---
First Mortgage < $ 25,000    12       9% to 12%  1993-2023     145,371        46,425         3
Second or Lower> $ 50,000     6       9% to 12%  1993-2023     568,615       326,433         2
Second or Lower> $ 25,000     -       9% to 12%  1993-2023          --           ---        ---
Second or Lower< $ 25,000     7       9% to 12%  1993-2023     101,074        10,303         1
Unrealized discounts, net
of unamortized acquisition
costs, on receivables
purchased at a discount                                     (1,076,488)


Accrued Interest Receivable                                    598,624

Performance Holdback on Receivable
Purchase                                                      (600,000)

Allowance for Losses                                           (96,654)
                                                            ----------    ----------
TOTAL                                                     $ 19,527,225    $1,662,000
                                                           ===========   ===========

The principal amount of Receivables subject to delinquent principal or interest is defined as being in arrears for more than three months.  Included in the delinquent principal amounts for
September 30, 1993 is approximately $680,000 of timeshare contracts purchased from an affiliate during the current year. The Company has a performance holdback of $600,000 to cover losses related to certain contracts including these contracts.

     During fiscal 1993, the Company purchased, from an affiliate, approximately $6.0 million of timeshare Receivables, of which approximately $5.5 million were outstanding at September 30, 1993. These Receivables were originated by another affiliate of Metropolitan in connection with sales of its timeshare resort condominiums in Hawaii. These Receivables have an approximate contractual interest
rate of 13% and were purchased at par    (eg. at the amount of their
outstanding principal balance)     from the affiliate.  In conjunction
with the purchase, the Company withheld a 10% performance holdback of $600,000 to cover any realized losses from these Receivables. The holdback will be maintained at a balance of approximately 10% of the outstanding timeshare Receivables and will be released as principal is paid down. At September 30, 1993, the Company held approximately $680,000 of delinquent timeshare contracts purchased from the affiliate. The Company believes that the performance holdback of $600,000 is adequate to cover any losses related to these certain timeshare Receivables. At September 30, 1993, timeshare Receivables represented approximately 27% of the total outstanding principal for
Receivables owned by the Company.   These timeshare receivables were
sold to Metropolitan at par on February 18, 1994.

     The supply of Receivables available for purchase has continued at a relatively high level during the period since the Company's formation and has not caused restrictions on such investments by the Company or by Metropolitan. Accordingly, the Company is able to invest in Receivables all of the funds available to it to the extent deemed appropriate by the Company's management and the investment designations made by Metropolitan's Evaluation Committee are based primarily on the availability of such funds.

     Metropolitan, through a subsidiary, has also contracted to provide servicing for the Company's Receivables. The function of "servicing" primarily involves the collection, application and remittance of receipts; the maintenance of account records; and, as directed by the Company when deemed necessary, the maintenance of foreclosure or other legal action and the repossession or other disposition of properties securing Receivables. The terms of the servicing contract provides that Metropolitan will perform, on a non-exclusive basis, the servicing functions for all Receivables which the Company designates for a fee equal to $6.00 per month for each Receivable. The Company is also required to reimburse Metropolitan for its out-of-pocket expenses and costs, including attorney fees, in the performance of collection and foreclosure activities with respect to such Receivables. Management believes that there would not be a material difference in the Company's cost for such services if the servicing fee were structured as a percentage of the unpaid balances of the serviced Receivables since the fee, in either case, is based on an estimate of Metropolitan's actual cost of providing the service.

     The terms and conditions of the agreements with Metropolitan are believed by management to be at least as favorable as those that could be obtained from a non-affiliated third party. The agreements may be terminated by either party upon a maximum of 90 days notice. No assurance is made that the terms of these agreements will not be modified in the future.

Metropolitan

     The following discussion of Metropolitan's Receivable investment activity is provided because the Company relies on Metropolitan's resources and experience for its Receivable investments. Metropolitan has been investing in Receivables for its own account for approximately forty years. During the past ten years, it has expanded its Receivable purchasing activity from the northwestern U.S. to the entire country to avoid concentration of its investments in any particular state or region. Metropolitan currently maintains twelve branch offices in seven states in the continental U.S. supporting this activity. The Receivable evaluation, underwriting, closing, collection and servicing functions are performed at Metropolitan's headquarters in Spokane, Washington. As of September 30, 1993, Metropolitan's consolidated assets were $1,031,958,000, of which $562,440,000 were invested in Receivables.

Sources of Receivables

     Approximately 85% of Metropolitan's Receivables are acquired by it through independent brokers around the country. These brokers typically deal directly with individuals or organizations who wish to sell a Receivable owned by them. These brokers contact one of Metropolitan's offices to submit the Receivable for evaluation and consideration by Metropolitan. In cases where a broker is not involved in the transaction, Metropolitan is usually approached directly by a prospective seller of a Receivable as a result of a referral or a previous business contact. Metropolitan also actively seeks and acquires portfolios of Receivables from banks, savings and loan organizations, the Resolution Trust Corporation and the Federal Deposit Insurance Corporation.

Yield and Discount Considerations

     Metropolitan invests in Receivables at prices less than their unpaid balances (i.e. at a discount). The difference between the investment price and the unpaid balance is the "discount". The amount of the discount will vary in any given transaction depending upon the Receivable's characteristics and Metropolitan's yield requirements at the time of purchase. Yield requirements are established in light of capital costs, market conditions, the characteristics of particular classes or types of Receivables and the risk of default by the payor on any given Receivable. The risk of default can be affected by changes in general or local economic conditions, neighborhood values, the value of the specific real estate collateral and by changes in zoning, land use and environmental laws. Discounts originating at the time of purchase, net of capitalized acquisition costs are amortized using the level yield (interest) method. For contracts acquired after September 30, 1992, net purchase discounts are amortized on an individual contract basis using the level yield method over the remaining contractual term of the contract. For contracts acquired before October 1, 1992 discounted contracts are pooled by the fiscal year of purchase and by similar contract types. The amortization period, which is approximately 78 months, estimates a constant prepayment rate of 10-12 percent per year on scheduled payments, which is consistent with the Company's prior experience with similar loans and Metropolitan's expectations.


             YIELD CHART: REFER TO GRAPH APPENDIX ITEM 3


     Management establishes the yield requirements for its Receivable investments by assuming that all payments on the Receivables will be paid as scheduled. During fiscal 1993, Metropolitan's average initial yield requirement was 13.75%. However, to the extent that payments are received earlier than anticipated by Metropolitan, the discount is earned more quickly resulting in an increase in the yield. The effective yield realized by Metropolitan as a result of actual prepayments during the three year period ended September 30, 1993 was 2% to 3% over Metropolitan's initial yield projections.

     Metropolitan can also experience greater effective yields through negotiating amendments to the Receivable agreements. These amendments may involve adjusting the interest rate and/or monthly payments, extension of financing in lieu of a required balloon payment or other adjustments in cases of delinquencies where the payor appears able to resolve the delinquency. As a result of these amendments, the cash flow may be maintained or accelerated, the latter of which increases the yield realized on the Receivable.

Underwriting

     When Metropolitan is offered a Receivable an initial study of the terms of the Receivable, including any associated documents, is performed by Metropolitan's underwriting and closing staff. If the Receivable appears acceptable to Metropolitan, the purchase price for the Receivable is calculated based on Metropolitan's yield requirements at that time. If the broker and/or seller accepts the proposed purchase price, a written agreement to purchase is executed, subject to Metropolitan's full underwriting requirements. Metropolitan also purchases "partial" interests in Receivables whereby it acquires the right to receive a portion of the Receivable's balance, and where the seller's right to the unsold portion of the Receivable is subordinated
to the interest acquired by Metropolitan.    As an example Metropolitan
may pay $45,000 for the right to receive $50,000 on a receivable with an outstanding principal balance of $70,000, and secured by property with a value of $100,000. Metropolitan would be assigned the full security interest in the property. Metropolitan would receive the receivable's principal and interest payments until Metropolitan had received $50,000 in principal. At that time, the remaining payments are reassigned to the original receivable seller. As this example
demonstrates,      these "partials" generally result in a reduced level
of investment risk to Metropolitan than if the entire Receivable cash flow is purchased.

     The underwriting guidelines adopted by Metropolitan include a requirement that the ratio of Metropolitan's investment in a Receivable compared to the appraised value of the property which secures the Receivable may not exceed 75% on Receivables secured by single family residences; and that the ratio of the investment to the property's appraised value may not exceed 70% on Receivables secured by other
types of improved property; and 55% on unimproved raw land.    For
receivables secured by second or lower lien positions the amount of the indebtedness of all liens with priority over the receivable to be purchased, combined with the receivable to be purchased may not exceed
the above stated loan to value ratios.      These higher than
conventional investment to collateral ratios provide higher than conventional levels of collateral to protect Metropolitan's investment in the event of a default on a Receivable.

     For each Receivable, a current market value appraisal of the real estate providing security is obtained. These appraisals are obtained through licensed independent appraisers or through one of Metropolitan's licensed staff appraisers. These appraisals are based on drive-by and comparative sales analysis. Each independent appraisal is also subject to review by a staff appraiser. Metropolitan is currently exploring the use of computerized appraisals.

     Members of Metropolitan's Underwriting Committee review and approve each Receivable prior to purchase. Additionally, every proposed investment in a Receivable is evaluated by Metropolitan's demography department utilizing computerized data which identifies local trends in property values, personal income, population and other social and economic indicators. Other underwriting functions may include obtaining and evaluating credit reports on the Receivable payors; evaluation of the potential for environmental risks; verifying payment histories and current payment status; and obtaining title reports to verify the record status of the Receivables and other matters of
record.    All of these criteria are evaluated and weighed in the
underwriting process, subject to the required loan to value ratio. Receivable investments which the Underwriting Committee identifies for legal review are referred to Metropolitan's in-house legal department which currently includes a staff of four attorneys. All Receivable purchases which involve investments greater than $150,000 ($100,000 or more if the real property collateral is other than an owner-occupied single family residence) are submitted to an additional special risk evaluation committee, are subject to legal department review, and subject to the approval of Metropolitan's president. In addition, transactions involving investments of more than $500,000 are subject to approval by Metropolitan's Board of Directors.

     Upon completion of the underwriting process and the approval of the investment, appropriate documents are executed by the seller and/or broker transferring the Receivable to Metropolitan, and the transaction is funded.

     Management believes that the underwriting functions that are employed in its Receivable investment activity are as thorough as reasonably possible considering the nature of Metropolitan's business. Metropolitan's Receivable acquisition business should be distinguished from the conventional mortgage lending business which involves substantial first-hand contact by lenders with each borrower and the ability to obtain an interior inspection appraisal prior to granting a loan.

     Management continually monitors branch office activity as well as economic and demographic conditions in all areas of the country in order to avoid a concentration of its Receivable investments in those areas in economic decline which could result in higher default rates and subsequent investment losses.

Additional Information Regarding Summit

     The Company's investments in Receivables are secured by first or second liens primarily on single family residential property (including residential timeshare units). The Company believes that these Receivables present lower credit risks than a portfolio of mortgages secured by commercial property or raw land, and that much of the risk in the portfolio is dissipated by the large numbers of relatively small individual Receivables and their geographic dispersion.

     The following table presents information about the Company's investments in Receivables as of September 30, 1993 and 1992:

                                   1993          1992
Face value of discounted
  receivables                 $14,416,037   $12,108,904
Face value of originated
  and non-discounted
  receivables                   6,285,706       398,999

Unrealized discounts,
  net of amortized
  acquisition costs            (1,076,488)   (1,116,522)

Allowance for losses              (96,654)      (59,244)

Performance Holdback on
  Receivable Purchase            (600,000)

Accrued interest
  receivable                      598,624       264,593
                              -----------   -----------
Carrying value                $19,527,225   $11,596,730
                              ===========   ===========

     Approximately 67% of the Company's investments in Receivables are in first lien position Receivables with the balance in second lien positions. The Receivables are secured by residential, timeshare, business and commercial properties with residential and timeshare properties securing approximately 90% of such investments. The Receivables acquired by the Company for investment purposes are generated primarily by private individuals or businesses and are therefore not government insured loans.

     The Company's receivable investments at September 30, 1993 were secured by properties located throughout the United States with not more than 3% (by dollar amount) in any single state except as follows:


               Arizona . . . . . .  8%
               California  . . . .  9%
               Hawaii .  . . . . . 27%
               Oregon  . . . . . .  6%
               Texas . . . . . . .  6%
               Washington  . . . . 14%

     The Company held 1,231 Receivables as of September 30, 1993. The average stated interest rate (weighted by principal balances) on Receivables held by the Company on that date was approximately 10.0%. See Note 2, to Financial Statements.

Delinquency Experience & Collection Procedures

     The principal amount of Receivables held by the Company (as a percentage of the total outstanding principal amount of Receivables) which was in arrears for more than ninety days at September 30, 1993 was 8.0% as compared to 4.2% at September 30, 1992 and .6% at September 30, 1991. The increase in the amount for September 30, 1993 includes approximately $680,000 of timeshare contracts purchased from an affiliate. The Company has a performance holdback of $600,000 to cover any losses related to certain contracts including these Receivables. Because Receivables purchased by the Company are typically not of the same quality as mortgages that are subsequently securitized and sold in the secondary market with government guarantees, higher delinquency rates are expected. However, because these Receivables are purchased at a discount, losses on sales after repossession are generally lower than might otherwise be expected given these higher delinquency rates. Management believes that the Company's credit experience is within expectations, given the yields obtained on the performing Receivables.

     Payors of the Receivables which become delinquent are initially contacted by telephone. If the default is not promptly cured then additional collection activity, including written correspondence and further telephone contact, is pursued. If these collection procedures are unsuccessful then foreclosure proceedings (either judicial or non-judicial) are generally initiated within approximately ninety days after the initial default. Collection activity may also involve the initiation of legal proceedings against the payor of the Receivable to recover past due payments. If accounts are reinstated prior to completion of the action then attorney fees, costs, expenses and late charges are generally collected from the payor as a condition of the reinstatement.

Allowance for Losses on Real Estate Assets

     The Company establishes an allowance for losses on Receivables based on an evaluation of delinquent Receivables. During 1992, the Company adopted an appraisal policy to require annual appraisals on properties securing delinquent receivables when the Receivable balances exceed a threshold equal to 1/2% of total assets of the Company. Biannual appraisals are required on all other delinquent Receivables with balances in excess of $50,000. The allowance for losses was .5%, of the face value of Receivables at September 30, 1993, 1992 and 1991.

Method of Financing

     The Company's continued growth is expected to depend on its ability to market its securities to the public and to invest the proceeds in higher-yielding investments. Financing needs are intended to be met primarily by the sale of its Investment Certificates and Preferred Stock. Such funds may be supplemented by short term bank financing and borrowing from affiliates. As of the date of this document the Company had not established any formal lines of credit with banks or other lending institutions.

     The availability of Receivables offered for investment in the national market is believed by management to be adequate to meet the needs of the Company which are in addition to the needs of Metropolitan.

Competition

     The Company's ability to compete for Receivable investments is currently dependent upon its parent company. Metropolitan competes with various real estate financing firms, real estate brokers, banks and individual investors for the Receivables it acquires. The largest single competitors are subsidiaries of much larger companies such as Chrysler Financial and Fleet Mortgage while the largest number of competitors are a multitude of individual investors. The primary competitive factors are the amounts offered and paid to Receivable sellers and the speed with which the processing and funding of the transaction can be completed. Competitive advantages enjoyed by Metropolitan include its branch office system which allows it access to markets throughout the country; its ability to purchase long-term Receivables; availability of funds; its reputation for reliability established by its long history in the business; and its in-house capabilities for processing and funding transactions. Competitive disadvantages include the length of time required to process and fund approved transactions (up to thirty days); an investment policy which excludes purchases of Receivables which involve discounts of less than $3,500; and relatively high yield requirements.

     Management is unaware of any competitors with acquisition networks and Receivable investment portfolios comparable to Metropolitan's and believes Metropolitan to be one of the largest purchasers of such Receivables in the United States. Marketing research performed by Metropolitan indicates that it has approximately 6% to 8% of the national secondary market for seller-financed real estate Receivables. Management does not anticipate that the Company will compete directly in the marketplace for Receivables for the foreseeable future but will continue to be dependent on Metropolitan's activity in the field.

MANAGEMENT

Directors and Executive Officers
(As of December 31, 1993)

    Name                 Age             Position

C. Paul Sandifur, Sr.    90           Chairman of the Board

C. Paul Sandifur, Jr.    52           President, Director and Chief
                                      Executive Officer

Alton Cogert             39           Assistant Vice President and
                                      Chief Financial Officer

Irv Marcus               69           Sr. Vice President

Reuel Swanson            55           Secretary and Director

Michael Barcelo          43           Treasurer

     C. PAUL SANDIFUR, SR. has been engaged in real estate financing, insurance and other businesses for more than fifty years. He was one of the founders of Summit's parent corporation, Metropolitan, in 1953. He is the Chairman of the Board of Metropolitan. C. Paul Sandifur, Jr. is his son.

     C. PAUL SANDIFUR, JR. is the Chief Executive Officer of Metropolitan and Summit. He has been President of Metropolitan since 1981 and has served as a Director of that company since 1975. He has been a licensed real estate broker in the State of Washington since 1978. Mr. Sandifur also serves as President of Metropolitan Investment Securities, Inc.

     ALTON COGERT joined Metropolitan as Chief Financial Officer in January 1991. From 1988 through 1991, he was Manager, Financial Forecasting for Washington Mutual Savings Bank. From 1984 through 1988, he was Chief Financial Officer for CU Bancorp (formerly Lincoln Bancorp). He is a CPA with a BS from the Wharton School of the University of Pennsylvania and a MBA from the University of Southern California. Mr. Cogert obtained his CFA (Chartered Financial Analyst) designation in 1991. Mr. Cogert was designated Summit's Assistant Vice President and Chief Financial officer in January 1992.

     IRV MARCUS has served as a Vice President and Director of Metropolitan since 1974. He supervises Metropolitan's and Summits's real estate financing operations. He became an officer of Summit in 1991.

     REUEL SWANSON has been employed continuously by Metropolitan since 1960 and has been a Director since 1969. From 1976 he has served as Metropolitan's Secretary; and from 1976-1993 he also served as Metropolitan's Treasurer. Mr. Swanson is also Secretary-Treasurer of Metropolitan Investment Securities, Inc. He was Secretary/Treasurer and Director of Summit from 1990 to August, 1993. From August, 1993 to the present, he is Secretary and Director.

     MICHAEL BARCELO joined Metropolitan in August of 1992, as Portfolio Manager and was promoted to Treasurer of Metropolitan and Summit in August of 1993. Mr. Barcelo has over 12 years of experience in managing investment portfolios and treasury functions which he acquired at Pacific First Bank, Great Western Federal Savings Bank and Washington Mutual Savings Bank. Mr. Barcelo received a B.A. in Economics in 1974 and a C.F.A. (Chartered Financial Analyst) designation in 1992.

     The directors of the Company are elected for one-year terms at annual shareholder meetings. The officers of the Company serve at the direction of the Board of Directors.

     The Company's officers and directors will continue to hold their respective positions with Metropolitan and do not anticipate that their responsibilities with the Company will involve a significant amount of time. They will, however, devote such time to the business and affairs of the Company as may be necessary for the proper discharge of their duties.

                       EXECUTIVE COMPENSATION

     The officers and directors do not receive any compensation for services rendered on behalf of the Company but they are entitled to reimbursement for any expenses incurred in the performance of such services. Such expenses include only items such as travel expense incurred for attendance at corporate meetings or other business. No such expenses have been incurred to date.

                           INDEMNIFICATION

     The Company's Articles of Incorporation provide for indemnification of the Company's directors, officers and employees for expenses and other amounts reasonably required to be paid in connection with any civil or criminal proceedings brought against such persons by reason of their service of or position with the Company unless it is adjudged in such proceedings that the person or persons are liable due to willful malfeasance, bad faith, gross negligence or reckless disregard of his duties in the conduct of his office. Such right of indemnification is not exclusive of any other rights that may be provided by contract of other agreement or provision of law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Company's officers, directors or controlling persons pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                       PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to the beneficial owners of more than five percent of Summit's voting stock as of September 30, 1993.

                            SHARES OF
NAME AND ADDRESS          COMMON STOCK     % OF CLASS
Metropolitan Mortgage &
Securities Co., Inc.         20,000           100%
W. 929 Sprague Ave.,
Spokane, Washington

CERTAIN TRANSACTIONS

      C. Paul Sandifur, Sr., C. Paul Sandifur, Jr. and Reuel Swanson, directors and officers of the Company, and Irv Marcus, Alton Cogert and Michael Barcelo, officers of the Company, are also directors and/or officers of Metropolitan. Metropolitan is a closely-held corporation in which approximately 71% of the outstanding voting common stock is owned or controlled by C. Paul Sandifur, Jr. and approximately 5% is owned by
C. Paul Sandifur, Sr.  See also "Management".

     Inter-company transactions between Metropolitan and the Company take place in the normal course of the Company's business. Such transactions include rental of office space, provision of administrative and data processing support, accounting and legal services and similar matters. Receivable acquisition and servicing agreements have been entered into between the Company and Metropolitan and are summarized under "Business". See Note 7, to Financial Statements, for additional information. The Company believes that such transactions are or will be made on terms at least as favorable as could be obtained from non-affiliated parties.

     Metropolitan Investment Securities, Inc. (MIS) is a securities broker-dealer which is wholly-owned by Metropolitan. MIS is currently the exclusive selling agent for securities issued by Metropolitan and its affiliates, including the Company's Investment Certificates. The Company has entered into Selling Agreements with MIS to provide for the sale of the Certificates and Preferred Stock pursuant to which MIS will be paid commissions ranging from .25% to 5% of the investment amount in each transaction. During the fiscal year ended September 30, 1993, the Company paid or accrued commissions to MIS in the amount of $276,060 upon the sale of $9,677,843 of Certificates (there were no Preferred Stock sales in prior years). MIS also maintains, on behalf of the Company, certain investor files and information pertaining to investments in the Company's Certificates.

     The Company's parent company and C. Paul Sandifur, Jr. are currently negotiating a reorganization which would involve the sale of Summit to C. Paul Sandifur, Jr. to be followed by the sale of Old Standard (an insurance subsidiary of Metropolitan) to Summit. The Company considers this reorganization to be in its best interest due to regulatory considerations and other business considerations. The sale prices are expected to be established through an independent appraisal of the subsidiary company's values and the transaction will be subject
to approval by the Company's Board of Directors.    The Company
considers this reorganization to be in its best interest due to certain regulations imposed by Metropolitan's state of domicile. In the opinion of management, these regulations unduly penalize the Company for its current corporate structure. These include, excluding subsidiary earnings from an earnings to fixed charges ratio requirement unless those subsidiary earnings are actually paid to the parent company. It is the opinion of management that such dividend payment decisions should be based upon sound business reasons and not forced by regulatory constraints. Removing these subsidiaries from the parent's corporate group is therefore in the best interest of all companies involved.

     The proposed transaction is still in its formative stages. As currently envisioned, the first stage of the transaction would not increase the leverage of the Company, while the second stage, the purchase of Old Standard would approximately double the Company's leverage position. No assurances can be made that the transaction will be consummated as currently envisioned or at all. Factors which are under consideration by the parties involved include the cost, the tax and accounting consequences, and the availability of funds.

     Currently, principally all of the Company's management, servicing and underwriting and securities sales activities are performed by Metropolitan and its affiliates under the terms of Underwriting, Servicing and Selling Agreements. It is not anticipated that these Agreements will be modified, amended, or canceled as a result of the proposed reorganization. Under the terms of the Underwriting Agreement, Metropolitan may charge an underwriting fee. Such a fee has not been charged in the past. It is anticipated that this fee may be charged in the future irrespective of whether the proposed reorganization occurs. Due to the anticipated continuation of these Agreements, it is not anticipated that the proposed reorganization will materially affect the management of the Company or the business relationship between the companies. It is not anticipated that there will be a change in the directors. It is anticipated that the officers of the Company, who are currently officers of Metropolitan will resign and that new officers who are not also officers of Metropolitan will be elected. It is anticipated that the newly elected officers will be employees of Metropolitan. Also, See "Certain Investment Considerations
- - Risk Factors".

INDEX TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 1993, 1992 AND 1991
   AND THREE MONTH PERIODS ENDED DECEMBER 31, 1993

                                                              Page
Reports of Independent Certified
  Public Accountants...................................

Balance Sheets...........................................

Statements of Income.....................................

Statements of Stockholder's Equity.......................

Statements of Cash Flows.................................

Notes to Financial Statements............................

   Management's Responsibility for Interim
  Financial Statements..................................

Condensed Financial Statements (unaudited)...............

Notes to Condensed Financial Statements..................

                  REPORT OF INDEPENDENT ACCOUNTANTS



The Directors and Stockholder
Summit Securities, Inc.



     We have audited the accompanying balance sheet of Summit Securities, Inc. (a wholly-owned subsidiary of Metropolitan Mortgage & Securities Co., Inc.) as of September 30, 1993, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Summit Securities, Inc. as of September 30, 1993 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

     As discussed in Note 1, the Company changed its methods of accounting for repossessed real property and income taxes in 1993.


                              /s/ Coopers & Lybrand

                              COOPERS & LYBRAND




Spokane, Washington
December 13, 1993

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors of
Summit Securities, Inc.



We have audited the accompanying balance sheet of Summit Securities, Inc. (a wholly-owned subsidiary of Metropolitan Mortgage & Securities Co., Inc.) as of September 30, 1992 and the related statements of income, stockholder's equity, and cash flows for each of the two years in the period ended September 30, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Summit Securities, Inc. at September 30, 1992, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 1992, in conformity with generally accepted accounting principles.


                              /s/ BDO Seidman

                              BDO SEIDMAN



Spokane, Washington
December 7, 1992

                       SUMMIT SECURITIES, INC.

                           BALANCE SHEETS
                     September 30, 1993 and 1992
                            ____________

        ASSETS                                1993          1992
                                             ______        ______
Cash and cash equivalents                 $ 3,594,472   $  5,647,202
Real estate contracts and mortgage
 notes receivable, net
 (Notes 2, 3 and 7)                        19,527,225     11,596,730
Real estate held for sale (Note 3)             60,816         95,000
Deferred costs (Note 5)                       524,376        342,650
Advances to parent and affiliated
 companies (Note 7)                         1,710,743
Other assets                                   23,973         15,046
                                          -----------    -----------
 Total assets                             $25,441,605   $ 17,696,628
                                          ===========    ===========

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
 Investment certificates and accrued
   interest (Note 4)                      $21,959,425   $ 13,622,634
 Debt payable (Note 3)                         22,653        667,014
 Accounts payable and accrued expenses         49,353         25,398
 Accrued income taxes due parent
 company (Note 6)                             222,150         76,300
 Advances and note payable to parent
   and affiliated companies (Note 7)                         400,365
                                          -----------    -----------
 Total liabilities                         22,253,581     14,791,711
                                          -----------    -----------
Stockholder's equity:
 Common stock, $10 par; 2,000,000
   shares authorized; 20,000 shares
   issued and outstanding                     200,000        200,000
 Additional paid-in capital                 1,800,000      1,800,000
 Retained earnings                          1,188,024        904,917
                                          -----------    -----------
 Total stockholder's equity                 3,188,024      2,904,917
                                          -----------    -----------
 Total liabilities and
   stockholder's equity                   $25,441,605   $ 17,696,628
                                          ===========    ===========

               The accompanying notes are an integral
                  part of the financial statements.

                       SUMMIT SECURITIES, INC.

                        STATEMENTS OF INCOME
        For the Years Ended September 30, 1993, 1992 and 1991
                            ____________

                                1993         1992         1991
                             ----------   ----------   ----------
Revenues:
 Interest on receivables    $1,938,206   $1,319,825    $ 334,164
 Dividends (Note 7)                        366,935       390,000
 Earned discount on receivables428,482     542,047       118,531
 Other investment interest    120,998       87,447       159,930
 Real estate sales            280,500      103,000
 Realized net gains on sales
   of investment securities     4,724                     23,320
 Other income                  42,714       16,589           460
                            ---------    ---------     ---------
 Total revenues             2,815,624    2,435,843     1,026,405
                            ---------    ---------     ---------
Expenses:
 Interest expense           1,792,059    1,390,968       640,318
 Cost of real estate sold     298,900      108,256
 Provision for losses on
   real estate assets          51,012       18,762        50,000
 Operating expenses (Note 7)  244,595      178,273       100,571
                            ---------    ---------     ---------
     Total expenses         2,386,566    1,696,259       790,889
                            ---------    ---------     ---------
Income before income taxes and
 extraordinary item           429,058      739,584       235,516
Income tax (provision) benefit
 (Note 6)                    (145,951)    (127,989)        2,689
                            ---------    ---------     ---------
Income before extraordinary item283,107    611,595       238,205

Extraordinary item - utilization
 of net operating loss
 carryforwards (Note 6)                     49,772
                            ---------    ---------     ---------
Net income                  $ 283,107    $ 661,367     $ 238,205
                            =========    =========     =========
Net income per common share:
 Before extraordinary item  $   14.15    $   30.58     $   11.91
 Extraordinary item                           2.49
                            ---------    ---------     ---------
Net income per common share $   14.15    $   33.07     $   11.91
                            =========    =========     =========
Weighted average number of
 shares of common stock
 outstanding                   20,000       20,000        20,000
                            =========    =========     =========

               The accompanying notes are an integral
                  part of the financial statements.

                       SUMMIT SECURITIES, INC.

                 STATEMENTS OF STOCKHOLDER'S EQUITY
        For the Years Ended September 30, 1993, 1992 and 1991
                            ____________

                                          Additional
                                 Common     Paid-In   Retained
                          Shares  Stock     Capital   Earnings    Total
                          ______ _______  __________  _________   _____
Balance, October 1, 1990 20,000 $200,000 $1,800,000 $    5,345 $2,005,345
Net income                                             238,205    238,205
                         ------ -------- ---------- ---------- ----------
Balance, September 30, 199120,000 200,000 1,800,000    243,550  2,243,550
Net income                                             661,367    661,367
                         ------ -------- ---------- ---------- ----------
Balance, September 30, 199220,000 200,000 1,800,000    904,917  2,904,917
Net income                                             283,107    283,107
                         ------ -------- ---------- ---------- ----------
Balance, September 30, 199320,000$200,000$1,800,000 $1,188,024 $3,188,024
                         ====== ======== ========== ========== ==========

               The accompanying notes are an integral
                  part of the financial statements.

                       SUMMIT SECURITIES, INC.
                      STATEMENTS OF CASH FLOWS
        For the Years Ended September 30, 1993, 1992 and 1991
                            ____________

                                 1993          1992        1991
                                ______        ______      ______
Operating activities:
 Net income                  $  283,107  $   661,367   $  238,205
 Adjustments to reconcile net
   income to net cash provided
   by operating activities:
     Gain on sale of investment
      securities                 (4,724)                  (23,320)
     Loss on sale of real estate 18,400        5,256
     Provision for losses on
      real estate assets         51,012       18,762       50,000
     Amortization of deferred
      costs                     151,763      144,647       67,939
     Changes in:
      Compound and accrued
        interest on investment
        certificates
        and debt payable        955,322      689,014      232,576
      Accrued interest
        receivable             (175,460)    (153,709)    (110,884)
      Accrued income taxes      145,850       76,300
      Other                       7,484      (19,054)      19,888
                             ----------   ----------   ----------
 Net cash provided by
   operating activities       1,432,754    1,422,583      474,404
                             ----------   ----------   ----------
Investing activities:
 Investment in affiliate                               (6,000,000)
 Advances to parent and
   affiliated companies      (1,710,743)                 (471,383)
 Collection of advances to
   parent company                            471,383
 Principal payments on real
   estate contracts and
   and mortgage notes receivable8,083,497  2,245,740       92,144
 Purchases of real estate
   contracts and mortgage
   notes receivable         (15,667,120)  (5,274,528)  (7,760,198)
 Proceeds from real estate sales 75,008        6,283
 Additions to real estate held  (24,155)      (8,400)
 Purchase of investment
   securities                (2,047,812)               (5,630,039)
 Proceeds from sale of
   investment securities      2,052,187                 5,653,359
                             ----------   ----------  -----------
 Net cash used in
   investing activities      (9,239,138)  (2,559,522) (14,116,117)
                             ----------   ----------  -----------

                       SUMMIT SECURITIES, INC.

        For the Years Ended September 30, 1993, 1992 and 1991
                            ____________

                                 1993          1992        1991
                                ______        ______      ______
Financing activities:
 Repayment of amounts due to
   parent company            $ (400,365)               $  (22,010)
 Borrowings from parent company           $  400,365    6,000,000
 Proceeds from investment
   certificates               9,677,843    5,864,051    8,070,558
 Repayments of investment
 certificates                (2,300,088)    (903,226)    (326,637)
 Repayments to banks and others(890,247)     (99,182)     (30,184)
 Debt issuance costs           (333,489)    (240,490)    (295,620)
                             ----------   ----------  -----------
Net cash provided by
 financing activities         5,753,654    5,021,518   13,396,107
                             ----------   ----------  -----------
Net increase (decrease) in
 cash and cash
   equivalents               (2,052,730)   3,884,579     (245,606)

Cash and cash equivalents,
 beginning of year            5,647,202    1,762,623    2,008,229
                             ----------   ----------   ----------
Cash and cash equivalents,
 end of year                 $3,594,472   $5,647,202   $1,762,623
                             ==========   ==========   ==========

See Note 8 for supplemental cash flow information.

               The accompanying notes are an integral
                  part of the financial statements.

                       SUMMIT SECURITIES, INC.

                    NOTES TO FINANCIAL STATEMENTS
                            ____________

1.  Summary of Accounting Policies

      Business

      Summit Securities, Inc., d/b/a National Summit Securities, Inc. in the states of New York and Ohio ("Summit" or "the Company"), a wholly-owned subsidiary of Metropolitan Mortgage & Securities Co., Inc. ("Metropolitan") was incorporated on July 25, 1990. Summit purchases contracts and mortgage notes collateralized by real estate, with funds generated from the public issuance of debt securities in the form of investment certificates, cash flow from receivables and sales of real estate.

      Cash and Cash Equivalents

      For purposes of balance sheet classification and the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. Cash includes all balances on hand and on deposit in banks and financial institutions. The Company periodically evaluates the credit quality of its financial institutions. Substantially all cash and cash equivalents are on deposit with one financial institution and balances periodically exceed the FDIC insurance limit.

      Real Estate Contracts and Mortgage Notes Receivable

      Real estate contracts and mortgage notes held for investment purposes are carried at amortized cost. Discounts originating at the time of purchase net of capitalized acquisition costs are amortized using the level yield (interest) method. For contracts acquired after September 30, 1992, net purchase discounts are amortized on an individual contract basis using the level yield method over the remaining contractual term of the contract. For contracts acquired before October 1, 1992, the Company accounts for its portfolio of discounted loans using anticipated prepayment patterns to apply the level yield (interest) method of amortizing discounts. Discounted contracts are pooled by the fiscal year of purchase and by similar contract types. The amortization period, which is approximately 78 months, estimates a constant prepayment rate of 10-12 percent per year and scheduled payments, which is consistent with the Company's prior experience with similar loans and the Company's expectations.

                       SUMMIT SECURITIES, INC.

                            ____________

1.  Summary of Accounting Policies, Continued

      Real Estate Contracts and Mortgage Notes Receivable, Continued

      In May 1993, Statement of Financial Accounting Standards No. 114 (SFAS No. 114), "Accounting by Creditors for Impairment of a Loan," was issued. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral. The Company is required to adopt this new standard by October 1, 1995. The Company does not anticipate that the adoption of SFAS No. 114 will have a material effect on the financial statements.

      Real Estate Held for Sale

      Real estate is valued at the lower of cost or market. The Company principally acquires real estate through foreclosure or forfeiture. Cost is determined by the purchase price of the real estate or, for real estate acquired by foreclosure, at the
      lower of (a) the fair value of the property    , as determined
      by appraisal,     at date of foreclosure less estimated selling
      costs, or (b) cost (unpaid contract carrying
      value).   Periodically, the Company reviews its carrying values
      of real estate held for sale by obtaining new or updated appraisals, and adjusts its carrying values to net realizable value, as necessary.

      Profit on sales of real estate is recognized when the buyers' initial and continuing investment is adequate to demonstrate that (1) a commitment to fulfill the terms of the transaction exists, (2) collectibility of the remaining sales price due is reasonably assured, and (3) the Company maintains no continuing involvement or obligation in relation to the property sold and transfers all the risks and rewards of ownership to the buyer.

      In April 1992, the Accounting Standards Division of the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 92-3, "Accounting for Foreclosed Assets," which provides guidance on determining the accounting treatment of foreclosed assets. SOP 92-3 requires that foreclosed assets be carried at the lower of (a) fair value minus estimated costs to sell, or (b) cost. The Company applied the provisions of SOP 92-3 effective October 1, 1992. The application of SOP 92-3, estimated to be approximately $10,000 before the application of related income taxes, is included in continuing operations for the year ended September 30, 1993.

                       SUMMIT SECURITIES, INC.

                            ____________

1.  Summary of Accounting Policies, Continued

      Allowance for Losses on Real Estate Assets

      The established allowances for losses on real estate assets include amounts for estimated probable losses on both real estate held for sale and real estate contracts and mortgage notes receivable. Specific allowances are established for all delinquent contract receivables with net carrying values in excess of $100,000. Additionally, the Company establishes general allowances, based on prior actual delinquency and loss experience, for currently performing receivables and smaller delinquent receivables. Allowances for losses are determined on net carrying values of the contracts, including accrued interest. Accordingly, the Company continues interest accruals on delinquent loans until foreclosure, unless the principal and accrued interest on the loan exceed the fair value of the
      collateral, net of estimated selling costs.    The Company
      obtains new or updated appraisals on appropriate delinquent receivables, and adjusts the allowance for losses as necessary, such that the net carrying value does not exceed net realizable value.

      Deferred Costs

      Commission and other expenses incurred in connection with the registration and public offering of investment certificates are capitalized and amortized using the interest method over the estimated life of the related investment certificates, which range from 6 months to 5 years.

      Income Taxes

      The Company is included in the group of companies which file a consolidated income tax return with Metropolitan. The Company is allocated a current and deferred tax provision from Metropolitan as if the Company filed a separate tax return. Effective October 1, 1992, Metropolitan adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under this method, deferred tax liabilities and assets are determined on temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. There was no effect on the Company's financial statements of adopting SFAS No. 109. In 1992 and 1991, Metropolitan and the Company accounted for income taxes as required by Accounting Principles Board Opinion No. 11.

                       SUMMIT SECURITIES, INC.

                            ____________

1.  Summary of Accounting Policies, Continued

      Financial Instruments

      In December 1991, Statement of Financial Accounting Standards No. 107 (SFAS No. 107), "Disclosures about Fair Value of Financial Instruments," was issued. SFAS No. 107 requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. SFAS No. 107 is effective for financial statements issued for fiscal years ending after December 31, 1995 (Summit's fiscal year ending September 30, 1996) for entities with less than $150 million in total assets. This pronouncement does not change any requirements for recognition, measurement or classification of financial instruments in the Company's financial statements.

      Reclassifications

      Certain amounts in the 1992 and 1991 financial statements have been reclassified to conform with the current year's presentation. These reclassifications had no effect on net income or retained earnings as previously reported.

2.  Real Estate Contracts and Mortgage Notes Receivable

    Real estate contracts and mortgage notes receivable include mortgages collateralized by property located throughout the United States. At September 30, 1993, the Company held first position liens associated with contract and mortgage notes receivable with a face value of approximately $13,800,000 and second position liens of approximately $6,900,000. Approximately 21% of the face value of the Company's real estate contracts and mortgage notes receivable are collateralized by property located in the Pacific Northwest (Washington, Idaho, Montana and Oregon), approximately 9% by property located in California and approximately 27% by property located in Hawaii.

                       SUMMIT SECURITIES, INC.

                            ____________

2.  Real Estate Contracts and Mortgage Notes Receivable, Continued

    Contracts totaling approximately $6,000,000 which are collateralized by property in Hawaii were purchased from a Metropolitan affiliated company during fiscal 1993. At September 30, 1993, approximately $5,500,000 of these Receivables are outstanding. These contracts relate to the sale of time share units in a condominium resort development which is owned by a Metropolitan affiliated company.

    The face value of the Company's real estate contracts and mortgage notes receivable as of September 30, 1993 and 1992 are grouped by the following dollar ranges:

                                          1993           1992
                                         ______         ______
      Under $15,001                  $  5,210,788   $    734,335
      $15,001 to $40,000                7,649,859      6,543,583
      $40,001 to $80,000                4,609,278      4,701,063
      $80,001 to $150,000               2,324,242        528,922
      Greater than $150,000               907,576
                                     ------------   ------------
                                     $ 20,701,743   $ 12,507,903
                                     ============   ============

    Contractual interest rates on the face value of the Company's real estate contracts and mortgage notes receivable as of September 30, 1993 and 1992 are as follows:

                                          1993           1992
                                         ______         ______
      Less than 8.00%                $  1,433,022   $    785,094
      8.00% to 8.99%                    1,664,066        958,637
      9.00% to 9.99%                    3,232,543      2,480,986
      10.00% to 10.99%                  6,342,842      5,682,197
      11.00% to 11.99%                  1,799,826      1,369,142
      12.00% to 12.99%                  2,189,840      1,046,802
      13% or higher                     4,039,604        185,045
                                     ------------   ------------
                                     $ 20,701,743   $ 12,507,903
                                     ============   ============

    The weighted average contractual interest rate on these receivables at September 30, 1993 is approximately 10.5%.
    Maturity dates range from 1993 to 2023. The constant effective yield on contracts purchased in fiscal 1993 and 1992 was approximately 12% and 15%, respectively.

                       SUMMIT SECURITIES, INC.

                            ____________

2.  Real Estate Contracts and Mortgage Notes Receivable, Continued

    The following is a reconciliation of the face value of the real estate contracts and mortgage notes receivable to the Company's carrying value:

                                          1993           1992
                                         ______         ______
      Face value of discounted
        receivables                  $ 14,416,037   $ 12,108,904
      Face value of originated and
        non-discounted receivables      6,285,706        398,999
      Unrealized discounts, net
        of unamortized acquisition
        costs                          (1,076,488)    (1,116,522)
      Allowance for losses                (96,654)       (59,244)
      Performance holdback on
        receivable purchase              (600,000)
      Accrued interest receivable         598,624        264,593
                                     ------------   ------------
      Carrying value                 $ 19,527,225   $ 11,596,730
                                     ============   ============

    The principal amount of receivables with required principal or interest payments being in arrears for more than three months was approximately $1,662,000 and $529,000 at September 30, 1993 and 1992, respectively. Included in the amount for September 30, 1993 is approximately $680,000 of delinquent contracts purchased from an affiliate during 1993. The Company has a performance holdback of $600,000 to cover any losses related to certain timeshare unit contracts, including these delinquent contracts.

    Aggregate amounts of receivables (face amount) expected to be received, based upon prepayment patterns, are as follows:

     Fiscal year ending
        September 30,
        _____________
            1994                                    $  2,216,000
            1995                                       2,124,000
            1996                                       2,039,000
            1997                                       1,961,000
            1998                                       1,889,000
         Thereafter                                   10,472,743
                                                     -----------
                                                    $ 20,701,743
                                                     ===========

                       SUMMIT SECURITIES, INC.

                            ____________

3.  Debt Payable

    At September 30, 1993 and 1992, debt payable consists of:

                                          1993           1992
                                         ______         ______
      Real estate contracts and
        mortgage notes payable,
        interest rates ranging
        from 7% to 11%, due in
        installments through 2002;
        collateralized by senior
        liens on the Company's
        real estate contracts,
        mortgage notes and
        real estate held for sale      $   22,653     $  663,312
      Accrued interest payable                             3,702
                                        ---------      ---------
                                       $   22,653     $  667,014
                                        =========      =========
    Aggregate amounts of principal payments due on debt payable at
    September 30, 1993 are as follows:

     Fiscal year ending
        September 30,
        _____________
            1994                                      $    5,440
            1995                                           1,958
            1996                                           2,100
            1997                                           2,251
            1998                                           2,414
         Thereafter                                        8,490
                                                       ---------
            Total                                     $   22,653
                                                       =========

                       SUMMIT SECURITIES, INC.

                            ____________

4.  Investment Certificates

    At September 30, 1993 and 1992, investment certificates consist of:

       Annual
      Interest   Principally
        Rates    Maturing In           1993            1992
      ________   ___________          ______          ______
      6% to 7%      1994           $  1,265,000   $    388,288
      7% to 8%      1995 and
                    1996              1,018,000        166,832
      8% to 9%      1998              7,947,000      2,009,301
      9% to 10%     1995, 1996
                    and 1997          3,624,000      3,869,389
      10% to 11%    1996              6,228,501      6,270,936
                                    -----------    -----------
                                     20,082,501     12,704,746
      Compound
        and accrued
        interest                      1,876,924        917,888
                                    -----------    -----------
      Total                        $ 21,959,425   $ 13,622,634
                                    ===========    ===========
    The weighted average interest rate on outstanding investment certificates at September 30, 1993 and 1992 was approximately 9.1%
    and 9.5%, respectively.

    Investment certificates and compound and accrued interest at September 30, 1993 mature as follows:

      Fiscal year ending
         September 30,
         _____________
             1994                                   $  1,988,000
             1995                                        988,000
             1996                                      7,792,000
             1997                                      3,725,000
             1998                                      7,181,000
          Thereafter                                     285,425
                                                   -------------
             Total                                  $ 21,959,425
                                                   =============

                       SUMMIT SECURITIES, INC.
              NOTES TO FINANCIAL STATEMENTS, Continued
                            ____________

5.  Deferred Costs

    Unamortized commissions and other capitalized expenses incurred in connection with the sale of investment certificates aggregated $524,376 and $342,650 at September 30, 1993 and 1992,
    respectively, and are shown as deferred costs on the balance sheets.

    An analysis of such deferred costs is as follows:

                                             1993        1992
                                            ______      ______
      Balance at the beginning of
        the year                         $ 342,650    $ 246,807
      Deferred during the year:
        Commissions                        276,060      168,089
        Other expenses                      57,429       72,401
                                         ---------    ---------
      Total deferred                       676,139      487,297

      Amortized during the year           (151,763)    (144,647)
                                         ---------    ---------
      Balance at the end of the year     $ 524,376    $ 342,650
                                         =========    =========
6.  Income Taxes

    The tax effect of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities as of September
    30, 1993 is as follows:

                                            Asset       Liability
                                           _______      _________
      Allowance for losses on real
        estate assets                    $  35,139
      Deferred loan fees                               $ 481,472
      Net operating loss carryforwards     224,183
                                          --------      --------
      Total deferred income taxes        $ 259,322     $ 481,472
                                          ========      ========

    No valuation allowance has been established to reduce the deferred tax assets, as it is more likely than not that these assets will be realized due to the future reversals of existing taxable temporary differences. As of September 30, 1993, the Company's share of the consolidated group's net operating loss carryforwards was approximately $659,000, which expires in 2005.

                       SUMMIT SECURITIES, INC.
              NOTES TO FINANCIAL STATEMENTS, Continued
                            ____________

6.  Income Taxes, Continued

    The provision for income taxes is computed by applying the statutory federal income tax rate to income before income taxes as follows:

                                    1993       1992         1991
                                   ______     ______       ______
      Computed federal tax       $145,880   $  251,458   $ 80,075
      Affiliate corporate
        dividend received
        deduction                             (124,758)   (92,820)
      Other                            71        1,289     10,056
                                 --------    ---------   --------
      Income tax expense
        (benefit)                $145,951   $  127,989   $ (2,689)
                                 ========    =========   ========
    The components of the allocated provision for income taxes from
Metropolitan are as follows:
                                    1993       1992         1991
                                   ______     ______       ______
      Current                               $    1,917   $ (2,689)
      Deferred                   $145,951      126,072
                                 --------    ---------   --------
                                 $145,951   $  127,989   $ (2,689)
                                 ========    =========   ========
    The deferred provision for income taxes for each of the fiscal years ended September 30, 1993, 1992 and 1991 results from the following:
                                    1993       1992         1991
                                   ______     ______       ______
      Earned discounts           $ 69,081   $  200,532   $ 54,284
      Contract acquisition
        costs                      15,400       52,342    199,185
      Allowance for possible
        losses                    (13,976)      (3,127)   (17,000)
      Net operating losses used
        to reduce deferred tax
        credits                               (123,675)  (236,469)
      Realization of net
        operating loss
        carryforwards to
        reduce current
        taxes payable              75,446
                                 --------    ---------   --------
                                 $145,951   $  126,072   $      0
                                 ========    =========   ========

                       SUMMIT SECURITIES, INC.

                            ____________
6.  Income Taxes, Continued

    During the year ended December 31, 1992, the Company recognized an extraordinary credit of $49,772 by the utilization of net operating loss carryforwards of approximately $146,000.

7.  Related Party Transactions

    Summit receives accounting, data processing, contract servicing and other administrative services from Metropolitan. Charges for these services were approximately $97,000 in fiscal 1993, $50,000 in fiscal 1992 and $0 in fiscal 1991 and were assessed based on the number of real estate contracts and mortgage notes receivable serviced by Metropolitan on Summit's behalf. Other indirect services provided by Metropolitan to Summit, such as management and regulatory compliance, are not directly charged to Summit.

    Management believes that this allocation is reasonable and results in the reimbursement to Metropolitan of all significant direct expenses incurred on behalf of Summit. Management does not believe that Summit could obtain these services from outside sources for less than the allocated costs, or that these costs would be significantly higher if Summit operated alone.

                       SUMMIT SECURITIES, INC.

                            ____________

7.  Related Party Transactions, Continued

    Summit had the following related party transactions with Metropolitan and affiliates during fiscal 1993 and 1992:

                                             1993         1992
                                            ______       ______
      Real estate contracts and mortgage
        notes purchased through
        Metropolitan or affiliates       $15,423,706    $ 4,792,398
      Contract acquisition costs
        charged to Summit on
        purchased real estate
        contracts and mortgage notes         243,414        347,021
                                         -----------     ----------
      Total cost of real estate contracts
        and mortgage notes purchased
        through Metropolitan             $15,667,120    $ 5,139,419
                                         ===========     ==========
      Dividends received from Western
        United Life Assurance Company                   $   366,935
      Interest expense paid to parent
        and affiliated companies         $     6,000    $   243,306
      Commissions capitalized as
        deferred costs, paid to an
        affiliate on sale of
        investment certificates          $   276,060    $   168,089


    Advances to parent of $1,710,743 at September 30, 1993 represent advances to Metropolitan for the purchase of Summit's investments in real estate contracts and mortgage notes receivable. Advances from parent of $400,365 at September 30, 1992 represent real estate contracts and mortgage notes and related costs advanced by Metropolitan on behalf of Summit. These advances to and from Metropolitan are non-interest bearing.

    On March 31, 1991, the Company borrowed $6,000,000 from Metropolitan, which was payable on demand and required monthly interest-only payments. The stated note rate was equal to the prime rate as quoted monthly by the Seattle-First National Bank plus 1.5%. Summit used the funds borrowed from Metropolitan to purchase preferred stock issued by Western United Life Assurance Company ("Western"), a full service life insurance company. Metropolitan also owns approximately 96% of the outstanding stock of Western. In March 1992, the Company repaid the $6,000,000 note payable to Metropolitan through the transfer of the Company's preferred stock investment in Western to Metropolitan.

                       SUMMIT SECURITIES, INC.

                            ____________

8.  Supplemental Disclosures for Statements of Cash Flows

    Supplemental information on interest and income taxes paid during the years ended September 30, 1993, 1992 and 1991 is as follows:

                                   1993        1992      1991
                                  ______      ______    ______
      Interest paid             $ 836,737   $ 701,955  $ 407,742
      Income taxes paid               101       1,917         61

    Non-cash investing and financing activities of the Company during the years ended September 30, 1993, 1992 and 1991 are as follows:

                                  1993         1992       1991
                                 ______       ______     ______
      Assumption of other debt
        payable in conjunction
        with purchase of real
        estate contracts and
        mortgage notes
        receivable              $235,374  $   259,116  $  504,793
      Assumption of other debt
        payable in conjunction
        with acquisition of
        real estate held
        for sale                  14,225       28,769
      Transfer of investment
        in affiliate as full
        consideration for
        amount due on
        note payable to
        parent company                      6,000,000
      Real estate held for sale
        acquired through
        foreclosure              276,573      194,856
      Loans to facilitate
        the sale of
        real estate              205,492       96,717

      MANAGEMENT'S RESPONSIBILITY FOR INTERIM FINANCIAL STATEMENTS




The interim condensed financial statements for the Company as of December 31, 1993 and for the three months ended December 31, 1993 and 1992 are prepared by management of the Company, and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results of operations and cash flows for the three-months periods ended December 31, 1993 and 1992, as well as the financial position as of December 31, 1993.

                       SUMMIT SECURITIES, INC.
                      CONDENSED BALANCE SHEETS
                             (Unaudited)

                                         December 31,   September 30,
                                             1993           1993
ASSETS
  Cash and Cash Equivalents              $  7,580,174   $  3,594,472
  Real Estate Contracts and Mortgage
    Notes, Net of Unrealized Discounts
    and Allowance For Losses               18,575,313     19,527,225
  Real Estate Held For Sale                   120,458         60,816
  Deferred Costs                              557,552        524,376
  Advances to Parent and Affiliated
    Companies                               1,115,081      1,710,743
  Other Assets                                 36,848         23,973
                                           ----------     ----------
    TOTAL ASSETS                          $27,985,426    $25,441,605
                                          ===========    ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Investment Certificates and Accrued
    Interest                             $ 24,404,335   $ 21,959,425
  Debt Payable                                 84,656         22,653
  Accounts Payable and Accrued Expenses        22,047         49,353
  Accrued Income Taxes Due Parent             243,980        222,150
                                           ----------    -----------
TOTAL LIABILITIES                          24,755,018     22,253,581
                                           ----------    -----------
STOCKHOLDER'S EQUITY:

  Common Stock, $10 Par Value:
  2,000,000 Shares Authorized:
  20,000 Shares Issued and Outstanding        200,000        200,000

  Preferred Stock, $10 Par Value:
  10,000,000 Shares Authorized:                     -              -
  None Issued and Outstanding

  Additional Paid-In Capital                1,800,000      1,800,000
  Retained Earnings                         1,230,408      1,188,024
                                           ----------     ----------
TOTAL STOCKHOLDER'S EQUITY                  3,230,408      3,188,024
                                           ----------     ----------
TOTAL LIABILITIES AND STOCKHOLDER'S
  EQUITY                                  $27,985,426    $25,441,605
                                          ===========    ===========

The accompanying notes are an integral part of these financial statements.

                       SUMMIT SECURITIES INC.
                 CONDENSED STATEMENTS OF OPERATIONS
                             (UNAUDITED)

                                             Three Months Ended
                                                December 31,
                                             1993           1992
REVENUES:
  Interest and Earned Discounts          $    685,751   $    480,700
  Realized Net Gains on Sales of
    Investment Securities                       4,252              -
  Real Estate Sales                            39,000         37,500
  Other Income                                 14,153         10,083
                                            ---------      ---------
      TOTAL REVENUES                          743,156        528,283
                                            ---------      ---------

EXPENSES:
  Interest                                    573,021        384,025
  Cost of Real Estate Sold                     27,882         47,167
  Provision for Losses on Real
    Estate Contracts and Real
    Estate Held                                11,627         (2,845)
  Operating Expenses                           66,025         80,029
                                            ---------      ---------
      TOTAL EXPENSES                          678,555        508,376
                                            ---------      ---------
Income Before Income Taxes                     64,601         19,907
Provision for Income Taxes                    (22,217)        (6,750)
                                            ---------      ---------
NET INCOME                               $     42,384   $     13,157
                                            =========      =========
   Net Income Per Common Share           $       2.12   $        .66
                                            =========      =========
Weighted Average Number of Shares of
  Common Stock Outstanding                     20,000         20,000
                                            =========      =========

The accompanying notes are an integral part of these financial statements.

                       SUMMIT SECURITIES, INC.
                 CONDENSED STATEMENTS OF CASH FLOWS
                             (UNAUDITED)

                                              Three Months Ended
                                                 December 31,
                                             1993           1992
CASH PROVIDED BY OPERATING ACTIVITIES    $    560,890   $    221,830
                                           ----------     ----------
INVESTING ACTIVITIES:
Repayment of Advances to Parent
  and Affiliate Companies                     595,662              -
Principal Payments on Real Estate
  Contracts and Mortgage Notes              1,378,789        520,206
Purchase of Real Estate Contacts
  And Mortgage Notes                         (619,380)    (7,505,625)
Proceeds From Real Estate Sales                39,000          7,500
Additions to Real Estate Held                  (2,295)        (5,262)
Purchase of Investment Securities         (20,073,050)             -
Proceeds from Sale of Investment
   Securities                              20,077,343              -
                                           ----------    -----------
NET CASH PROVIDED BY (USED IN)
    INVESTING ACTIVITIES                    1,396,069     (6,983,181)
                                           ----------     ----------
FINANCING ACTIVITIES:
Proceeds From Sale of Investment
    Certificates                            2,625,722      1,729,900
Repayment of Investment Certificates         (500,765)      (417,542)
Repayment to Banks and Others                  (1,642)      (142,336)
Borrowings From Parent                              -      3,210,659
Debt Issuance Costs                           (94,572)       (55,612)
                                           ----------     ----------
NET CASH PROVIDED BY FINANCING
      ACTIVITIES                            2,028,743      4,325,069
                                           ----------     ----------
NET INCREASE (DECREASE)IN CASH
    EQUIVALENTS                             3,985,702     (2,436,282)
CASH AND CASH EQUIVALENTS, BEGINNING
    OF PERIOD                               3,594,472      5,647,202
                                            ---------     ----------
CASH AND CASH EQUIVALENTS,
    END OF PERIOD                        $  7,580,174   $  3,210,920
                                           ==========     ==========
NON CASH INVESTING AND FINANCING
      ACTIVITIES OF THE COMPANY:
  Assumption of Other Debt Payable in
    Conjunction With Purchase of Real
    Estate Contracts and Mortgage Notes  $          -   $    235,880
  Real Estate Held for Sale and
    Development Acquired Through
    Foreclosure                          $     91,856   $    101,000
  Loans to Facilitate the Sale of
    Real Estate                          $          -   $     30,000
  Assumption of Other Debt Payable in
    Conjunction with Acquisition of
    Real Estate Held for Sale            $     63,650   $          -

The accompanying notes are an integral part of these financial statements.

                       SUMMIT SECURITIES, INC.

               NOTES TO CONDENSED FINANCIAL STATEMENTS




1. The principal amount of receivables as to which payments were in arrears more than three months was $1,110,000 at December 31, 1993 and $1,662,000 at September 30, 1992. Included in the amount for December 31, 1993 is approximately $320,000 of delinquent contracts purchased from an affiliate during 1993. The Company has a performance hold back of approximately $482,500 to cover losses related to these delinquent contracts. At September 30, 1993, the delinquent contracts purchased from the affiliate were approximately $680,000 with a performance holdback of $600,000. The total outstanding contracts, both current and delinquent, backed by the performance holdback were approximately $4.5 million at December 31, 1993 and $5.5 million at September 30, 1993.

   On
     February 18, 1994, the Company sold the remaining receivables related to the holdback provision at net book value to its parent company.

2. Summit Securities, Inc. is a wholly-owned subsidiary of Metropolitan Mortgage & Securities Co., Inc. The Company files consolidated federal income tax returns with its parent. The Company has allocated a current and deferred tax provision from Metropolitan as if the Company filed a separate tax return. Effective October 1, 1992, Metropolitan adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). There was no effect on the Company's financial statements of adopting SFAS No. 109. In prior years, Metropolitan and the Company accounted for income taxes as required by Accounting Principles Board Opinion No. 11.

3. Summit Securities, Inc. had no outstanding legal proceedings other than normal proceedings associated with receivable foreclosures.

4. Certain amounts in the prior years' condensed financial statements have been reclassified to conform with the current years' presentation.

          INSIDE BACK COVER PAGE: REFER TO APPENDIX ITEM 4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

     Item 13.  Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the Certificates, other than selling commissions:

     SEC Registration Fee ....................$ 12,068.97
     NASD Filing Fee .........................   6,000.00
     Independent Underwriter Fee..............  43,500.00
     *Printing ...............................  10,000.00
     *Legal Fees and Expenses ................  10,000.00
     *Accounting Fees and Expenses ...........  10,000.00
     *Trustee's Fees and Expenses ............   5,000.00
     *Blue Sky Fees and Expenses .............  20,000.00
     *Miscellaneous ..........................   3,431.03

          TOTAL ............................. $165,000.00
                                              -----------

     *Estimated

     Item 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation provide for indemnification of the Company's directors, officers and employees for expenses and other amounts reasonably required to be paid in connection with any civil or criminal proceedings brought against such persons by reason of their service of or position with the Company unless it is adjudged in such proceedings that the person or persons are liable due to willful malfeasance, bad faith, gross negligence or reckless disregard of his duties in the conduct of his office. Such right of indemnification is not exclusive of any other rights that may be provided by contract or other agreement or provision of law.

     Item 15.   RECENT SALES OF UNREGISTERED SECURITIES.

                None.

     Item 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

                (a). Exhibits:

       1(a)(i). Form of Selling Agreement between Summit and
                Metropolitan Investment Securities, Inc. with respect to Certificates.

       1(a)(ii).Form of Selling Agreement between Summit and
                Metropolitan Investment Securities, Inc. with respect to Preferred Stock Series S-1.

       1(b)(i). Form of Agreement to Act as Qualified Independent
                Underwriter between Summit, Metropolitan Investment Securities, Inc. and Welco Securities, Inc. with respect to Certificates to be registered.

       1(b)(ii).Form of Agreement to Act as Qualified Independent
                Underwriter between Summit, Metropolitan Investment Securities, Inc. and Welco Securities, Inc. with respect to Preferred Stock to be registered.

       1(c)(i). Form of Pricing Opinion of Welco Securities, Inc. with respect to Certificates to be registered.

       1(c)(ii).Form of Pricing Opinion of Welco Securities, Inc. with respect to Preferred Stock to be registered.

        1(d).   Form of Selected Dealer's Agreement.

        3(a). Articles of Incorporation of the Company. (Exhibit 3(a) to Registration No. 33-36775).

        3(b).   Bylaws of the Company.  (Exhibit 3(b) to Registration
                No. 33-36775).

        4(a). Indenture dated as of November 15, 1990 between Summit and West One Bank, Idaho, N.A., Trustee. (Exhibit 4(a) to Registration No. 33-36775).

        4(b). Amendment to Indenture dated as of November 15, 1990 between Summit and West One Bank, Idaho, N.A.,
                Trustee. (Exhibit 4(b) to Registration No. 33-36775).

        4(c).   Form of Statement of Rights, Designations and
                Preferences of Variable Rate Cumulative Preferred
                Stock Series S-1.

        4(d).   Form of Variable Rate Cumulate Preferred Stock
                Certificate.

        4(e).   Form of Investment Certificate.

        5(a). Opinion of Susan A. Thomson, Attorney at Law, as to validity of Investment Certificates. (Includes consent.)

        5(b). Opinion of Susan A. Thomson, Attorney at Law, as to validity of Preferred Stock. (Includes consent.)

       10(a). Receivable Purchase Option Agreement between Summit and Metropolitan Mortgage & Securities Co., Inc. dated November 15, 1990. (Exhibit 10(a) to Registration No. 33-36775).

       10(b).   Service Contract between Summit and Metropolitan
                Mortgage & Securities Co., Inc. dated November 15, 1990. (Exhibit 10(b) to Registration No. 33-36775).

       10(c). Promissory Note dated March 31, 1991 between Summit and Metropolitan Mortgage & Securities Co., Inc.
                (Exhibit 10 to registrant's Annual Report on Form 10-K for the year ended September 30, 1991.)

          11.   Computation of Earnings Per Common Share. (See
                Financial Statements.)


         *12.   Computation of Ratio of Earnings to Fixed Charges.


   *23(a)(i).   Consent of Coopers & Lybrand, Independent Certified
                Public Accountants.

  *23(a)(ii).   Consent of BDO Seidman, Independent Certified Public
                Accountants.



*Filed herewith

     (b)  Financial Statement Schedules:

     Reports of Independent Certified Public
          Accountants on Financial Statement Schedules
     I    Summary of Investments Other Than Investments in Related
          Parties
     VIII Valuation and Qualifying Accounts and Reserves
     XII  Loans on Real Estate

Schedules other than those listed above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto. Columns omitted from schedules filed have been omitted because the information is not applicable.

     Item 17.  UNDERTAKINGS.

               (a)   The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect
                     to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the

     Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized,
in the City of Spokane, State of Washington, on    March 3, 1994    ,
1994.

                    SUMMIT SECURITIES, INC.



                    /S/ C. PAUL SANDIFUR, JR.

               By:
                    _________________________________________________
                    C. Paul Sandifur, Jr., President and
                    Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                  Title                           Date


/S/ C. PAUL SANDIFUR, SR.
                                                            3/3/94
_________________________  Chairman of the Board         ________
C. Paul Sandifur, Sr.

/S/ C. PAUL SANDIFUR, JR.
                                                            3/3/94
_________________________  President, Director and Chief ________
 C. Paul Sandifur, Jr.     Executive Officer

/S/ REUEL SWANSON
                                                            3/3/94
_________________________  Director and Secretary        ________
Reuel Swanson

/S/ ALTON COGERT
                                                            3/3/94
_________________________  Chief Financial Officer and   ________
Alton Cogert               Assistant Vice President

/S/ STEVEN CROOKS
                                                            3/3/94
_________________________  Controller and Principal      ________
Steven Crooks              Accounting Officer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ON FINANCIAL STATEMENT SCHEDULES



The Directors and Stockholders
Summit Securities, Inc.


     The audits referred to in our report dated December 7, 1992, relating to the financial statements of Summit Securities, Inc., as of September 30, 1992 and for the two years in the period then ended, which is contained in the Prospectus constituting part of this Registration Statement, included the audits of the financial statement schedules listed under Item 16(b) for each of the two years in the period ended September 30, 1992. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based upon our audits.

     In our opinion, such financial statement schedules present fairly, in all material respects, the information set forth therein.

                           /s/ BDO SEIDMAN


                             BDO Seidman


Spokane, Washington
December 7, 1992

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ON FINANCIAL STATEMENT SCHEDULES

The Directors and Stockholder
Summit Securities, Inc.

     In connection with our audit of the financial statements of Summit Securities, Inc. as of September 30, 1993 and for the year then ended, included herein, we have issued our report thereon, which includes an explanatory paragraph describing changes in the Company's methods of accounting for repossessed real property and income taxes, which financial statements are included in the Prospectus. We have also audited the 1993 financial statement schedules listed in Item 16 herein.

     In our opinion, these 1993 financial statement schedules, when considered in relation to the basic 1993 financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.


                        /s/ COOPERS & LYBRAND


Coopers & Lybrand


Spokane, Washington
December 13, 1993

                                                         SCHEDULE I

SUMMIT SECURITIES, INC.
SUMMARY OF INVESTMENTS
OTHER THAN INVESTMENTS IN RELATED PARTIES
SEPTEMBER 30, 1993

  COLUMN A              COLUMN B     COLUMN C      COLUMN D
                                                   Amount at
                                                  Which Shown
                                      Market      on Balance
                          Cost         Value         Sheet
                       __________   __________    __________
Type of Investment:
  Real Estate
  Contracts
  and Mortgage Notes
  Receivables         $19,623,879                $19,623,879

Less Allowance for
  Losses                       --                    (96,654)
                      -----------                -----------
TOTAL INVESTMENTS     $19,623,879                $19,527,225
                      ===========                ===========

                                                      SCHEDULE VIII

                       SUMMIT SECURITIES, INC.
           VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
            YEARS ENDED SEPTEMBER 30, 1993, 1992 AND 1991

                                    Additions
                                  (Reductions)Deductions
                     Balance at    Charged to     and      Balance
                      Beginning     Costs and  Accounts   at end of
Description            of Year      Expenses    Written     Year
                                                  Off
                                              (Recovery)
                     __________    __________  _________  _________
Allowance for Losses
Deducted from Real
Estate Contracts and
Mortgage Notes Receivable
on Balance Sheet
             1993      $59,244      $15,000    $(22,410)  $96,654
             1992       50,000       18,762       9,518    59,244
             1991           --       50,000          --    50,000

Allowances for Losses
Deducted from Real
Estate Held for Sale
on Balance Sheet

             1993       $   --      $36,012     $29,255   $ 6,757
             1992           --           --          --        --
             1991           --           --          --        --

                                                                 Schedule XII

SUMMIT SECURITIES, INC.
LOANS ON REAL ESTATE
September 30, 1993

     Real estate contracts and mortgage notes ("Receivables) are located throughout the United
States.  Approximately 21% of the Company's Receivables are collateralized by property located in the Pacific Northwest (Washington, Idaho, Montana and Oregon), approximately 9% by property located in California and approximately 27% by property located in Hawaii. Less than 1% of the
Contracts are subject to variable interest rates.  Interest rates range from 4% t
o 15%.

                                                         Carrying     Delinquent
                               Interest     Maturity     Amount of     Principal
Description                      Rates        Dates     Receivables     Amount
                               --------     --------    -----------   ----------
RESIDENTIAL                   Principally
First Mortgage > $ 50,000      9% to 12%   1993-2023    $ 3,725,561    $  121,001
First Mortgage > $ 25,000      9% to 12%   1993-2023      2,508,012       113,233
First Mortgage < $ 25,000      9% to 12%   1993-2023      6,747,806       848,667
Second or Lower> $ 50,000      9% to 12%   1993-2023      1,199,410           ---
Second or Lower> $ 25,000      9% to 12%   1993-2023      3,016,995        48,886
Second or Lower< $ 25,000      9% to 12%   1993-2023      1,480,524        68,514

COMMERCIAL
First Mortgage > $ 50,000      9% to 12%   1993-2023        253,291           ---
First Mortgage > $ 25,000      9% to 12%   1993-2023         46,942        46,942
First Mortgage < $ 25,000      9% to 12%   1993-2023         23,021           ---
Second or Lower> $ 50,000      9% to 12%   1993-2023        148,720           ---
Second or Lower> $ 25,000      9% to 12%   1993-2023        363,431        31,596
Second or Lower< $ 25,000      9% to 12%   1993-2023         40,323           ---

FARM, LAND AND OTHER
First Mortgage > $ 50,000      9% to 12%   1993-2023         64,052           ---
First Mortgage > $ 25,000      9% to 12%   1993-2023        268,595           ---
First Mortgage < $ 25,000      9% to 12%   1993-2023        145,371        46,425
Second or Lower> $ 50,000      9% to 12%   1993-2023        568,615       326,433
Second or Lower> $ 25,000      9% to 12%   1993-2023             --            --
Second or Lower< $ 25,000      9% to 12%   1993-2023        101,074        10,303
Unrealized discounts, net
of unamortized acquisition
costs, on receivables
purchased at a discount                                  (1,076,488)

Accrued Interest Receivable                                 598,624

Performance Holdback on Receivable
 Purchase                                                  (600,000)

Allowance for Losses                                        (96,654)
                                                        -----------   -----------
TOTAL                                                  $ 19,527,225    $1,662,000
                                                        ===========   ===========

The principal amount of Receivables subject to delinquent principal or interest is defined as being in arrears for more than three months.  Included in the delinquent principal amounts for
September 30, 1993 is approximately $680,000 of timeshare contracts purchased form an affiliate during the current year. The Company has a performance holdback of $600,000 to cover losses related to certain contracts including these contracts.

                                               Schedule XII Continued

SUMMIT SECURITIES, INC.
LOANS ON REAL ESTATE
September 30, 1993

                                    For the Years Ended
                                       September 30,

                               1993        1992         1991
Balance at beginning
 of period                $11,596,730  $ 8,233,732 $       ---
                          -----------   ----------  ----------
Additions during period

New receivables - cash     15,667,120    5,274,528   7,760,199

Loans to facilitate the
 sale of real estate
 held - non cash              205,492       96,717         ---

Assumption of other debt
 payable in conjunction
 with acquisition
 of new receivables
 - non cash                   235,374      259,116     504,793

Increase in Accrued
 Interest                     154,034      153,709     110,884
                           ----------   ----------  ----------
Total Additions            16,262,020    5,784,070   8,375,876
                           ----------   ----------  ----------
Deductions During Period

Collections of Principal
 - cash                     8,083,497    2,245,741      92,144

Foreclosures - non
 cash                         210,618      166,087         ---

Increase in Allowances
 for Losses                    37,410        9,244      50,000
                           ----------   ----------  ----------
Total Deductions            8,331,525    2,421,072     142,144
                           ----------   ----------  ----------
Balance at End of Period  $19,527,225  $11,596,730  $8,233,732
                          ===========   ==========  ==========

GRAPHS APPENDIX

1.   INSIDE FRONT COVER PAGE:

A full color page with the registrants name and logo. the full color back ground is the image of a mountain range which matches the cover of the company's annual report.

2. A circular diagram with an arrow from one paragraph to the next, depicting how the investor's proceeds are used. The graphic contains the following introductory statement: "The following diagram depicts a standard model for how an investor's money is used by the Company for investment in Receivables. This model is for illustrative purposes, and is not intended to be exhaustive. It is qualified in its entirety and should be read in conjunction with the detailed information provided elsewhere in the prospectus."

The graphic includes the following paragraphs within the circular diagram. The diagram contains an arrow from one paragraph to the next:
Election is made to invest/reinvest in Preferred Stock. The Company invests the money in Receivables secured by real estate. The Receivable obligors make principal and interest payments to the Company. Some of the money received as payment is used to finance the cost of doing business. Dividend payments are paid or reinvested at the direction of the investor.

The graphic contains the following statement in bold in the center of the circular diagram: DIAGRAM SHOWING HOW INVESTORS' MONEY IS USED IN THE PURCHASE OF RECEIVABLES.

3. Two graphs depicting how the Company earns a greater yield on a Receivable through purchasing the Receivables at a discount from the face amount. Both graphs have a vertical axis which show the Company's investment in the receivable, the face value and the interest earned. The horizontal axis shows years. A line is drawn from each of the three points on the vertical axis, sloping down to the 15 year mark on the horizontal axis. The areas between these lines are identified as A, B and C.

The first graph contains the following explanatory heading: Receivable Purchased At a Discount - Example of a $50,000 Receivable purchased at a discount. Interest rate is 10%, term is 15 years. The Company pays A and receives B &C as income.

The second graph contains the following explanatory heading:
Receivable Purchased Without a Discount  -  Example of a $50,000
Receivable purchased without a discount. Interest rate if 10%, term is 15 years. The Company pays A & B. The Company receives C as income.

4.   INSIDE BACK COVER:

A full color page containing the company name and logo. The center of the page contains a color map of the U.S. and indicates the locations of the headquarters and branch offices of Metropolitan. The copy reads:

     The source for Summit Securities' Receivables Investments is: The Metropolitan Receivable Acquisition Network. Location of home and branch offices: Metropolitan Mortgage & Securities Co., Inc. *home office. Branch office.

The full color back ground is the image of a mountain range which matches the cover of the Company's annual report.

As filed with the Securities and Exchange Commission on    March 3    ,
1994.  Registration No. 33-   51905

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

- ----------------------------------

(Exact name of registrant as specified in charter)

   SUMMIT SECURITIES, INC.

               Idaho                             6799

  (State or other jurisdiction of    (Primary Standard Industrial
   incorporation or organization      Classification Code Number)

                                        West 929 Sprague Avenue
                                       Spokane, Washington 99204
            82-0438135                      (509) 838-3111
         (I.R.S. Employer            (Address, including zip code
        Identification No.)         and telephone number, including
                                      area code, of registrant's
                                     principal executive offices)

C. Paul Sandifur, Jr.
President
Summit Securities, Inc.
W. 929 Sprague Avenue
Spokane, WA 99204
Telephone No. (509) 838-3111
_____________________________________
(Name, address, including zip code,
and telephone number, including area
code, of agent for service)
_____________________________________

EXHIBIT VOLUME

EXHIBIT INDEX

                                                             Page
                                                            Number












        *12.  Computation of Ratio of Earnings to Fixed
              Charges.
  *23(a)(i).  Consent of Coopers & Lybrand, Independent
              Certified Public Accountants.
 *23(a)(ii).  Consent of BDO Seidman, Independent
              Certified Public Accountants.

              *Filed herewith

                                                         EXHIBIT 12

SUMMIT SECURITIES, INC.
RATIO OF EARNING TO FIXED CHARGES

     The ratio of adjusted earnings to fixed charges was computed using the follo wing tabulations to compute adjusted earnings and the defined fixed charges.

                                   Three Months Ended       Year Ended    Year Ended   Year Ended
                          December 31,        December 31, September 30, September 30,September 30,
                              1993                1992         1993          1992         1991
Income (loss) before
  extraordinary item.....  $   42,384     $   13,157    $  283,107    $  611,595       $238,205

Add:
  Interest...............     573,021        384,025     1,792,059     1,390,968        640,318
  Taxes (benefit) on
    income..............       22,217          6,750       145,951       127,989         (2,689)
                           ----------      ---------    ----------      --------        -------
Adjusted Earnings......... $  637,622     $  403,932    $2,221,117    $2,130,552       $875,834
                            =========      =========    ==========      ========        =======
Fixed Charges
  Interest...............  $  573,021     $  384,025    $1,792,059    $1,390,968       $640,318
                           ==========      =========    ==========     =========      =========
Ratio of Adjusted Earnings
  to Fixed Charges.......        1.11           1.05          1.24          1.53           1.37
                           ==========      =========    ==========      ========        =======


                                                   Exhibit 23(a)(i)

CONSENT OF

INDEPENDENT PUBLIC ACCOUNTANTS



Summit Securities, Inc.
Spokane, Washington

     We consent to the inclusion in this Registration Statement on Form
S-1 (File No. 33-   51905    ) of our report dated December 13, 1993
which includes an explanatory paragraph describing changes in the Company's method of accounting for repossessed real property and income taxes relating to our audit of the financial statements and financial statement schedules of Summit Securities, Inc.

     We also consent to the reference to our firm under the caption
"Experts".


                        /s/ COOPERS & LYBRAND


COOPERS & LYBRAND


Spokane, Washington
   March 3    , 1994

                                                     Exhibit 23 (a)(ii)



                             CONSENT OF

              INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Summit Securities, Inc.
Spokane, Washington

     We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated December 7, 1992, relating to the financial statements of Summit Securities, Inc., which is contained in that Prospectus, and of our report dated December 7, 1992, relating to the schedules, which is contained in Part II of the Registration Statement.

     We also consent to the reference to us under the caption
"Experts", Summary of Financial Data and Selected Financial Data in the Prospectus.



                           /s/ BDO SEIDMAN


BDO SEIDMAN


Spokane, Washington
   March 3    , 1994